Issuer Free Writing Prospectus dated May 6, 2009
Filed Pursuant to Rule 433
Registration Statement No. 333-150235
(Supplementing Preliminary Prospectus dated April 29, 2009)

QUARTERLY UPDATE
TO PRELIMINARY PROSPECTUS
DATED APRIL 9, 2009

On May 6, 2009, DigitalGlobe, Inc. filed Amendment No. 6 to its Registration Statement on Form S-1 (File No. 333-150235) (the “Registration Statement”), which includes financial and other information for the first quarter of 2009. This free writing prospectus summarizes the disclosures about the first quarter of 2009 included in the amendment as well as updates made to respond to comments from the staff of the Securities and Exchange Commission. For ease of reference we have reprinted the entire Management’s Discussion and Analysis of Financial Condition section as updated for the first quarter of 2009. References below to “we,” “us,” “our” and the “Company” refer to DigitalGlobe, Inc., and its subsidiaries.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial information set forth below for each of the years ended December 31, 2006, 2007 and 2008 has been derived from our audited consolidated financial statements included elsewhere in the prospectus. The summary consolidated financial information set forth below for the three months ended March 31, 2008 and 2009 has been derived from our unaudited financial statements included elsewhere in the prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information set forth herein. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for any future period. The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in the prospectus.

Consolidated Statements of Operations Data
(in millions, except share and per share data)

						Three Months
	Year Ended December 31,					Ended March 31,
	2006	2007(1)		2008		2008	2009
						(unaudited)

Revenue	$106.8	$151.7		$275.2		$68.8	$67.2
Cost and expenses:
Cost of revenue, excluding depreciation and amortization	16.5	22.1		28.5		6.7	6.4
Selling, general and administrative	37.4	49.0		76.1		18.4	22.6
Depreciation and amortization	46.0	46.8		75.7		18.8	18.7
Loss on disposal of assets	0.1	—		—		—	—

Income from operations	6.8	33.8		94.9		24.9	19.5
Interest income (expense), net	3.1	4.1		(3.0)		(1.4)	—
Mark-to-market on derivative instrument	—	—		—		—	(1.8)

Income before income taxes	9.9	37.9		91.9		23.5	17.7
Income tax (expense) benefit	(0.7)	57.9	(2)	(38.1	)(3)	(9.4)	(7.1)

Net income	$9.2	$95.8		$53.8		$14.1	$10.6

Earnings per share:(4)
Basic	$0.24	$2.21		$1.24		$0.32	$0.24
Diluted	$0.24	$2.18		$1.22		$0.32	$0.24
Weighted average common shares outstanding:
Basic	38,433,419	43,269,243		43,513,506		43,420,261	43,499,757
Diluted	38,832,556	43,993,589		44,100,898		44,162,965	43,989,202

Footnotes appear on following page

Consolidated Balance Sheet Data
(in millions)

	As of March 31, 2009
	(unaudited)
			Pro Forma
	Actual	Pro Forma(5)	As Adjusted(6)

Cash and cash equivalents	$67.9	$115.5	$132.1
Working capital	79.9	133.3	146.8
Total assets	1,012.0	1,064.8	1,078.3
Current portion of deferred revenue(7)	31.6	31.6	31.6
Long-term deferred revenue(7)	208.5	208.5	208.5
Total long-term debt	276.5	341.8	341.8
Total stockholders’ equity	415.5	408.8	422.3

Other Data
(in millions)

				Three Months
	Year Ended December 31,			Ended March 31
	2006	2007	2008	2008	2009
				(unaudited)

Adjusted EBITDA(8)	$55.1	$83.2	$174.8	$44.8	$40.5
Capital expenditures	82.9	238.1	142.0	56.2	17.7

(1)	The 2007 results include the operations for GlobeXplorer LLC, or GlobeXplorer, subsequent to the acquisition that occurred in January 2007.
(2)	During 2007, we released our deferred tax valuation allowance based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.
(3)	In connection with the preparation of our 2007 federal income tax return, we determined that certain adjustments should have been made prior to the release of the valuation allowance that was recorded in the fourth quarter of 2007 of $59.1 million. We noted that the net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million. We determined the adjustment is not material as of or for the years ended December 31, 2007 and 2008. Accordingly, the error was corrected in the second quarter of 2008.
(4)	See Note 2 to our consolidated financial statements included elsewhere in the prospectus for an explanation of the method used to calculate basic and diluted net income per share.
(5)	Pro forma to give effect to the issuance by us of $341.8 million accreted value of our senior secured notes and the use of proceeds therefrom, including the repayment in full of our senior credit facility and senior subordinated notes on April 28, 2009.
(6)	On a pro forma as adjusted basis to give effect to the sale of 1,366,256 shares of our common stock by us in this offering at an assumed initial offering price to the public of $17.00 per share, the midpoint of the range on the cover page of the prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds therefrom.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) cash and cash equivalents, working capital, total assets and total stockholders’ equity by $1.3 million, assuming that the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting estimated underwriting discounts and commissions.
(7)	Deferred revenue primarily consists of deferred revenue derived from prepayments from NGA that are being recognized ratably over the current estimated customer relationship period of 10.5 years.

(8)	Adjusted EBITDA is defined as net income or loss adjusted for depreciation and amortization, net interest income or expense, income tax expense (benefit), loss on disposal of assets, restructuring, loss on early extinguishment of debt and non-cash stock compensation expense.

Adjusted EBITDA is not a recognized term under generally accepted accounting principles, or GAAP, in the United States and may not be defined similarly by other companies. Adjusted EBITDA should not be considered an alternative to net income, as an indication of financial performance, or as an alternative to cash flow from operations as a measure of liquidity. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from ours.

Adjusted EBITDA is a key measure used in internal operating reports by management and the board of directors to evaluate the performance of our operations and is also used by analysts, investment banks and lenders for the same purpose. Adjusted EBITDA is a measure of our current period operating performance, excluding charges for capital, depreciation related to prior period capital expenditures and items which are generally non-core or non-recurring in nature.

We believe that the elimination of certain non-cash, non-operating or non-recurring items enables a more consistent measurement of period to period performance of our operations, as well as a comparison of our operating performance to companies in our industry. We believe this measure is particularly important in a capital intensive industry such as ours, in which our current period depreciation is not a good indication of our current or future period capital expenditures. The cost to construct and launch a satellite and build the related ground infrastructure may vary greatly from one satellite to another, depending on the satellite’s size, type and capabilities. For example, our QuickBird satellite, which we are currently depreciating, cost significantly less than our WorldView-1 or WorldView-2 satellites. Current depreciation expense is not indicative of the revenue generating potential of the satellite.

Adjusted EBITDA excludes interest income, interest expense, income taxes and loss on early extinguishment of debt because these items are associated with our capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of prior capital expenditure decisions which are not indicative of future capital expenditure requirements. Adjusted EBITDA excludes other income (expense), net, and mark-to-market on derivative instrument because these items are not related to our primary operations.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance and we do not place undue reliance on this measure as our only measure of operating performance. Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Reconciliation of net income to Adjusted EBITDA is presented below:

				Three Months
	Year Ended December 31,			Ended March 31,
	2006	2007	2008	2008	2009
	(in millions)

Net income	$9.2	$95.8	$53.8	$14.1	$10.6
Depreciation and amortization	46.0	46.8	75.7	18.8	18.7
Interest (income) expense, net	(3.1)	(4.1)	3.0	1.4	—
Mark-to-market on derivative instrument	—	—	—	—	1.8
Income tax expense (benefit)	0.7	(57.9)	38.1	9.4	7.1
Loss on disposal of assets	0.1	—	—	—	—
Non-cash stock compensation expense	2.2	2.6	4.2	1.1	2.3

Adjusted EBITDA	$55.1	$83.2	$174.8	$44.8	$40.5

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our unaudited capitalization, as of March 31, 2009:

•	on an actual basis;

•	on a pro forma basis to give effect to the issuance by us of $341.8 million accreted value of our senior secured notes and the use of proceeds therefrom, including the repayment in full of our senior subordinated notes and senior credit facility on April 28, 2009; and

•	on a pro forma as adjusted basis to give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the mid-point of the range on the cover page of the prospectus, after deducting estimated underwriting discounts and commissions and offering expenses and the application of the proceeds therefrom as described in “Use of Proceeds” and, pursuant to her employment agreement, the issuance of 40,000 shares of common stock to our Chief Executive Officer upon consummation of this offering.

This table should be read in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto appearing elsewhere in the prospectus.

	As of March 31, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted

Cash and cash equivalents	$67.9	$115.5	$132.1

Total long term debt	$276.5	$341.8	$341.8
8.5% cumulative mandatorily redeemable preferred stock — Series C, $0.001 par value; 50,000,000 shares authorized, 10 shares issued and outstanding, actual; shares issued pro forma and pro forma as adjusted	0.5	0.5	0.5

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, 24,000,000 shares authorized, no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value: 250,000,000 shares authorized, 43,480,362 shares issued and outstanding, actual and pro forma; 250,000,000 shares authorized, 44,846,618 shares issued and outstanding, pro forma as adjusted	0.2	0.2	0.2
Treasury stock, at cost; 25,311 shares, actual, pro forma and as adjusted	(0.3)	(0.3)	(0.3)
Additional paid-in-capital	469.8	469.8	483.3
Accumulated other comprehensive income (loss)	(1.4)	(1.4)	(1.4)
Accumulated deficit	(52.8)	(59.5)	(59.5)

Total stockholders’ equity	$415.5	$408.8	$422.3

Total capitalization	$692.5	$751.1	$764.6

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) cash and cash equivalents, additional paid-in capital and total stockholders’ equity and total capitalization by $1.3 million, assuming that the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value as of March 31, 2009 was $403.7 million, or $9.28 per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding.

After giving effect to our sale of 1,366,256 shares of common stock at an assumed initial public offering price of $17.00 per share, the mid-point of the range on the cover of the prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value as of March 31, 2009 would have been $410.5 million, or $9.15 per share. This amount represents an immediate decrease in net tangible book value to our existing stockholders of $0.13 per share and an immediate dilution to new investors of $7.85 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$17.00
Historical net tangible book value (deficit) per share as of March 31, 2009	9.28
Decrease in net tangible book value per share attributable to investors purchasing shares in this offering	(0.13)
As adjusted net tangible book value per share after giving effect to this offering	9.15

Dilution in as adjusted net tangible book value per share to investors in this offering	$7.85

Each $1.00 increase (decrease) in the assumed public offering price of $17.00 per share would increase (decrease) our as adjusted net tangible book value by approximately $1.3 million, or approximately $0.03 per share, and the dilution per share to investors in this offering by approximately $0.97 per share, assuming that the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $17.00 per share, would result in an as adjusted net tangible book value of approximately $428.5 million, or $9.35 per share, and the dilution per share to investors in this offering would be $8.65 per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed public offering price of $17.00 per share, would result in an as adjusted net tangible book value of approximately $394.4 million, or $8.99 per share, and the dilution per share to investors in this offering would be $7.01 per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our as adjusted net tangible book value at March 31, 2009 would be $445.4 million, or $9.47 per share, representing an immediate increase in as adjusted net tangible book value to our existing stockholders of $0.19 per share and an immediate dilution to investors participating in this offering of $7.53 per share.

The following table summarizes as of March 31, 2009, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $17.00 per share, the mid-point of the range on the cover of the prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share

Existing equity holders	43,480,362	97.0%	$470.0	95.3%	$10.81
Investors participating in this offering	1,366,256	3.0	23.2	4.7	17.00

Total	44,846,618	100%	$493.2	100%

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 30,146,618, or approximately 67.2% of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to 14,700,000, or approximately 32.8% of the total shares of common stock outstanding after this offering.

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above and does not include 3,262,206 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2009 at a weighted average exercise price of $19.46 per share because the weighted average exercise price exceeds the assumed initial public offering price of $17.00 per share, the midpoint of the range on the cover of the prospectus.

Effective upon the completion of this offering, an aggregate of 2,982,805 shares of our common stock will be reserved for future issuance under our option plans. To the extent that any of these options are exercised, new options are issued under our option plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and the other financial information appearing elsewhere in the prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in the prospectus.

Overview

We are a leading global provider of commercial high resolution earth imagery products and services. We own and operate two imagery satellites that we believe offer among the highest collection rates and resolution, and among the most sophisticated technical capabilities in the commercial market today. Together, our satellites are capable of collecting nearly one million square kilometers of imagery per day, an area greater than the combined land mass of France and Germany. This proprietary imagery is added daily to our ImageLibrary, which currently houses more than 660 million square kilometers of high resolution earth imagery, an area greater than four times the earth’s land mass. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. The planned launch of our WorldView-2 satellite in September or early October 2009 is expected to nearly double our collection capabilities to nearly two million square kilometers per day.

Our products and services support a wide variety of uses such as defense and intelligence initiatives, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. We offer a range of on- and off-line distribution options designed to enable customers to easily access and integrate our imagery into their business operations and applications. Our principal customers include U.S. and foreign defense and intelligence agencies and a wide variety of commercial customers, such as internet portals, companies in the energy, telecommunications, utility and agricultural industries, and U.S. and foreign civil agencies.

We successfully commissioned our QuickBird satellite into full operational capability, or FOC, in February 2002. In January 2003, we entered into the ClearView agreement with NGA, under which we agreed to provide a minimum of $72.0 million of QuickBird imagery products and services to the U.S. government over a three year period, with two one-year extensions at NGA’s option. In January 2006, NGA exercised the first option to extend the ClearView agreement for one year with an additional $36.0 million purchase commitment.

In September 2003, we entered into the NextView agreement with NGA, under which we agreed to provide a minimum of $531.0 million of imagery products and services from our WorldView-1 satellite. Of this amount, $266.0 million was paid between September 2003 and November 2007, the date WorldView-1 became operational, and was used to offset the construction costs of the satellite. The remaining $265.0 million commitment was to be paid upon the delivery of imagery once WorldView-1 achieved FOC. The commitment was subsequently raised by $46.0 million to $311.0 million. While NGA has committed to spend these funds to purchase our products and services, actual spending of the funds is ultimately dependent on government appropriations of available funds. We do not recognize revenue prior to performing a service and funds being appropriated. We recognize revenue as described in Note 2 to the consolidated financial statements included elsewhere in the prospectus. The pre-FOC payments were accounted for as deferred revenue until WorldView-1 became operational in November 2007. The deferred revenue is being recognized ratably over the current estimated life of the customer relationship, or 10.5 years.

In February 2007, the ClearView agreement was merged with the NextView agreement to include delivery of imagery from the QuickBird satellite, which, together with sales of images from WorldView-1 after its commissioning in November 2007, generated $73.2 million of revenue in 2007, $157.9 million of revenue in 2008 and $39.3 million in the first three months of 2009. In January 2008, we amended the NextView agreement from image-based ordering to a service level agreement, or SLA, and increased the amount we are to receive under the NextView agreement from $265.0 million to $311.0 million. Under the SLA, we are obligated to make substantially all of the image tasking capacity of our WorldView-1 satellite available to NGA, as well as to meet certain service requirements related to the operational performance of our WorldView-1 satellite and related ground systems.

In the event that we do not meet the service level requirements, NGA is granted an allowance of up to $0.8 million of the total $12.5 million monthly fee, which NGA can use to extend the SLA period or apply to any new agreement between the parties. Any revenue deferred related to this allowance will be recognized when earned in future periods. For the three months ended March 31, 2009, we deferred $0.1 million of SLA revenue as a result of underperformance against the SLA performance requirements. However our performance against these requirements has not had a significant adverse impact on our revenue from NGA. Our commitment to provide a substantial portion of the WorldView-1 satellite imaging capacity to NGA under the NextView agreement limits our ability to provide tasking services from WorldView-1 to other customers, but does not materially limit our ability to sell collected imagery to other customers from our ImageLibrary. Our revenue from NGA under the NextView agreement is derived from sales of WorldView-1 imagery products under the SLA, as well as from non-SLA orders for imagery products and services. Historically, NGA has purchased more than the contracted amounts stipulated in the ClearView and NextView agreements.

We receive a significant majority of our revenue under the NextView agreement, which is scheduled to expire in July 2009. We are currently engaged in negotiations with NGA to extend or replace the NextView agreement and NGA has issued a presolicitation notice stating its intention to extend the NextView agreement through June 2010. We cannot assure you that the negotiations will be successful or that such purchases will continue at current levels or at all, or that there will not be gaps between the expiration of the NextView agreement and entry into any amendment or new agreement. If NGA does not continue the SLA at current levels and on similar terms beyond July 2009, our revenue, net income, liquidity and backlog would be materially and negatively impacted.

In January 2007, we acquired GlobeXplorer for $21.3 million, net of cash acquired. This acquisition broadened our customer portfolio, expanded our product offerings to include aerial and other satellite imagery content and added web-based distribution capabilities.

We conduct our business through two segments: (i) defense and intelligence and (ii) commercial. We have organized our business into these two segments because we believe that customers in these two groups are functionally similar in terms of their areas of focus and purchasing habits. Our imagery products and services are comprised of imagery that we process to varying levels according to the customer’s specifications. We deliver our products and services using the distribution method that best suits our customers’ needs. Customers acquire our imagery either by placing a tasking order for our satellites to collect data to their specifications or purchasing images that are archived in our ImageLibrary.

Revenue

Our principal source of revenue is the licensing of our earth imagery products and services to end users and resellers.

Revenue from defense and intelligence customers accounted for 66.1%, 68.2%, 80.2%, 83.0% and 85.3% of our total revenue in 2006, 2007, 2008 and the three months ended March 31, 2008 and 2009, respectively. Revenue from commercial customers accounted for 33.9%, 31.8%, 19.8%, 17.0% and 14.7% of our total revenue in 2006, 2007, 2008 and three months ended March 31, 2008 and 2009, respectively. Growth in defense and intelligence revenue as a percentage of total revenue was due to increases in NGA purchases under the ClearView and NextView agreements, including the start of deliveries of imagery products and services from our WorldView-1 satellite to NGA in late 2007. We expect this trend to continue in 2009 as a result of continued purchases by NGA. The launch of WorldView-2 in September or early October 2009 and its subsequent operational commissioning may contribute to a continuation of this trend, depending upon, in part, the date on which WorldView-2 is commissioned and we begin receiving revenue from the sales of WorldView-2 imagery, continued funding by the U.S. government of purchases of our imagery products and services and the success of DAP. Funding for U.S. government purchases of our imagery products and services is subject to appropriation of funds by Congress. Should appropriated funds fall below current levels, we could experience a decrease in our defense and intelligence revenue trend. We generated approximately 71.2%, 76.4%, 83.8%, 84.6% and 85.1% of our revenue in the United States and Canada and 28.8%, 23.6%, 16.2%, 15.4% and 14.9% of our revenue outside of the United States and Canada in 2006, 2007, 2008 and three months ended March 31, 2008 and 2009, respectively. We generated approximately 72.6% of our revenue from paid tasking and 27.4% from our ImageLibrary for the trailing twelve month period ended March 31, 2009

(treating all of the revenue from the SLA under the NextView agreement as paid tasking and excluding amortized revenue).

We will not recognize revenue from DAP until we commission into operation the ground terminal and can provide contractually specified access to our operational satellites. The success of DAP will depend on our ability to secure contracts with potential customers and on our ability to obtain U.S. government approval for contracts with these customers. As described in “Risk Factors — Failure to obtain or maintain regulatory approvals could result in service interruptions or could impede us from executing our business plan,” our failure to obtain approval from the U.S. government for future DAP customers could limit our sales and negatively affect our defense and intelligence revenue trend.

Defense and Intelligence Revenue

Our defense and intelligence segment consists of customers who are principally defense and intelligence agencies of U.S. or foreign governments. The U.S. government, through NGA, purchases our imagery products and services under the NextView agreement on behalf of various agencies within the U.S. government. Other U.S. defense and intelligence customers include defense and intelligence contractors, such as Harris Corporation and Lockheed Martin Corporation. Defense and intelligence contractors provide an additional outlet for our imagery by adding value to our imagery by combining it with other information to deliver a final product to a customer.

Our defense and intelligence customers focus on image quality, including resolution, frequency of area revisit and coverage, as well as ensuring availability of a certain amount of our capacity as they integrate our products and services into their operational planning. Our customers in this segment prefer to operate under contracts with purchase commitments, through which we receive quarterly or semi-annual pre-payments in exchange for delivering specific orders to the customer. Our revenue from our defense and intelligence customers has historically been largely from tasking orders, with a smaller portion from sales of imagery from our ImageLibrary. We believe this trend will continue. For the trailing twelve month period ended March 31, 2009, we generated approximately 87.1% of our defense and intelligence revenue from paid tasking and 12.9% from our ImageLibrary (treating all of the revenue from the SLA under the NextView agreement as paid tasking and excluding amortized revenue).

In 2008 and for the first three months of 2009, we sold to our defense and intelligence customers both directly and through resellers, with 96.8% and 95.2% respectively, of our defense and intelligence revenue coming from direct sales and 3.2% and 4.8% respectively, from resellers.

In 2008 and for the first three months of 2009, $205.5 million, or 93.1%, and $52.4 million, or 91.5%, respectively, of our defense and intelligence revenue was generated within the United States and Canada, and $15.3 million, or 6.9%, and $4.9 million, or 8.5%, respectively, was generated from international defense and intelligence customers. In 2008 and first three months of 2009, our top five defense and intelligence customers accounted for 97.6% and 97.7% respectively, of our defense and intelligence revenue. NGA was our only customer that accounted for more than 10% of our revenue in 2008 and for the first three months of 2009. NGA accounted for approximately 73.9% and 77.4% of our revenue for the year ended December 31, 2008 and the three months ended March 31, 2009, respectively.

Commercial Revenue

Our commercial business consists of both traditional customers, primarily civil governments, and energy, telecommunications, utility and agricultural companies that use our content for mapping, monitoring, analysis and planning activities, and customers that add our content to enhance and expand the information products and services that they develop and sell to the commercial market. We call this second type of customer an integrated information customer.

Most of our traditional commercial customers purchase our imagery products and services on an as-needed basis, either from the ImageLibrary or by placing tasking orders. By contrast, some of our integrated information customers prefer contracts to maintain access to our imagery archive, or provide subscriptions to access our ImageLibrary. The majority of revenue from the commercial segment has historically been generated from sales of imagery from our ImageLibrary, with a smaller proportion from tasking orders. We believe this trend will continue in 2009. For the trailing twelve month period ended March 31, 2009, we generated approximately 20.8% of our commercial revenue from paid tasking and 79.2% from our ImageLibrary.

Our commercial customers are located throughout the world. We sell to these customers both directly and through resellers, with 58.6% and 58.5%, respectively, of our commercial revenue coming from resellers and 41.4% and 41.5%, respectively, coming from direct sales in 2008 and for the three month period ended March 31, 2009.

In 2008 and first three months of 2009, $25.1 million, or 46.1%, and $4.8 million, or 48.1%, respectively, of our commercial revenue was generated in the United States and Canada and $29.3 million or 53.9% and $5.1 million or 51.9%, respectively, was generated outside of the United States and Canada. In 2008 and first three months of 2009, our top five commercial customers accounted for 39.7% and 48.8% respectively, of our commercial revenue. None of these customers accounted for more than 10% of our revenue in 2008 and first three months of 2009. We believe that we will have additional opportunities in some of the countries with developing economies, such as Brazil, China, India and Russia, and, as a result, we expect that sales long-term growth in our commercial segment will be higher outside of the United States and Canada.

Expenses

Most of our revenue has come from the sale of products and services comprised of imagery from QuickBird and, since November 2007, WorldView-1. Given that most of the operating costs of a satellite are related to the pre-operation capital expenditures required to build and launch a satellite, there is no significant direct relationship between our cost of revenue and changes in our revenue. Our cost of revenue consists primarily of the cost of personnel, as well as the cost of operations directly associated with operating our satellites, retrieving information from the satellites, and processing the data retrieved. In 2007, we acquired an aerial imagery library when we purchased GlobeXplorer. Costs of acquiring the aerial imagery are amortized on an accelerated basis as a cost of revenue.

Our selling, general and administrative expenses consist primarily of labor, benefits, travel, rent and related overhead costs, third-party consultant payments, sales commissions and marketing expenses. Our selling, general and administrative expenses have been increasing in total, but decreasing as a percentage of revenue. We expect the increase in costs to continue, as we expand our sales and administrative resources to accommodate our revenue growth, increase capacity for product sales and distribution, and incur costs related to being a public company. As a result, we expect that our selling, general and administrative expenses will materially increase. As we expand our worldwide presence, we also expect an increase in travel, selling and administrative expenses. As a result, the trend of selling, general and administrative expenses decreasing as a percentage of revenue may not continue. The acquisition of GlobeXplorer resulted in an increase in staff, as well as additional lease, sales and operating expenses in 2007.

Depreciation and amortization consist primarily of depreciation of our satellites and other operating assets. In 2007, we began recording amortization of intangible assets as a result of the GlobeXplorer acquisition. Those costs were partially offset by lower depreciation associated with an extension of the estimated operational life of QuickBird and certain assets that continue to be used by us becoming fully depreciated. When WorldView-2 becomes operational, our earnings may be impacted as we will begin depreciating the satellite, which will increase our depreciation expense.

Our interest charges consist primarily of interest payments on borrowings used to finance satellite construction and are capitalized as a cost of our satellite construction. During 2008, substantially all interest incurred was capitalized to our satellite that was under construction. With the successful completion of WorldView-1, construction and related interest capitalization will be allocated to the WorldView-2 satellite currently under construction. The completion of our satellite construction will potentially impact our earnings by increasing our interest expense when WorldView-2 is operational, because we may no longer capitalize the interest on our debt.

We had net operating losses through 2005 and accumulated a deferred tax asset related to those losses. The accumulated deferred tax assets had a full valuation allowance recorded against it. In 2007, we removed the valuation allowance previously recorded against certain of our net deferred tax assets, based on a determination that it is more likely than not that we will be able to fully use the related deferred tax assets in future years. In 2006, 2007 and 2008, taxable income was substantially offset by the utilization of our net operating loss carryforwards.

With the release of our valuation allowance in 2007, our 2008 income tax expense increased. However, we will not make federal tax payments, other than alternative minimum tax payments, until we fully utilize our net operating loss carryforwards, which is expected to occur during 2009.

Results of Operations

For the Three-Month Period Ended March 31, 2009 Compared to Three-Month Period Ended March 31, 2008

The following table summarizes our historical results of operations for the three-month period ended March 31, 2009 compared to the three-month period ended March 31, 2008 and our expenses as a percentage of revenue for the periods indicated:

	Three Months Ended
	March 31,		Change
	2008	2009	$	Percent
	(unaudited)
	(in millions)

Historical results of operations:
Defense and intelligence revenue	$57.1	$57.3	$0.2	0.4%
Commercial revenue	11.7	9.9	(1.8)	(15.4)

Total revenue	68.8	67.2	(1.6)	(2.3)
Cost of revenue excluding depreciation and amortization	6.7	6.4	(0.3)	(4.5)
Selling, general and administrative	18.4	22.6	4.2	22.8
Depreciation and amortization	18.8	18.7	(0.1)	(0.5)

Income from operations	24.9	19.5	(5.4)	(21.7)
Mark-to-market on derivative instrument	—	(1.8)	(1.8)	*
Interest income (expense), net	(1.4)	—	1.4	*

Net income before income taxes	23.5	17.7	(5.8)	(24.7)
Income tax expense (benefit)	9.4	7.1	(2.3)	(24.5)

Net income	$14.1	$10.6	$(3.5)	(24.8)%

*	Not meaningful.

	Three Months Ended
	March 31,
	2008	2009

Expenses as a percentage of revenue:
Total revenue	100.0%	100.0%
Cost of revenue, excluding depreciation and amortization	9.7	9.5
Selling, general and administrative	26.7	33.6
Depreciation and amortization	27.3	27.8

Income from operations	36.2	29.1
Interest income, net of interest expense	(2.0)	—
Other non-operating expense	—	(2.7)

Income before income taxes	34.2	26.4
Income tax (expense) benefit	13.7	10.6

Net income	20.5%	15.8%

Revenue for the three months ended March 31, 2009 decreased by $1.6 million, or 2.3%, to $67.2 million from $68.8 million for the three-month period ended March 31, 2008.

Revenue from our defense and intelligence segment increased by $0.2 million, or 0.4%, for the three months ended March 31, 2009. Our domestic defense and intelligence revenue decreased by $0.7 million, primarily due to stronger sales of imagery projects to NGA during the three months ended March 31, 2008. International defense and intelligence revenue increased by $0.9 million, due to stronger sales volumes in Japan and Taiwan.

Commercial revenue decreased by $1.8 million, or 15.4%, for the three months ended March 31, 2009. The decrease in commercial revenue was due to a decline of approximately $1.0 million in North America and $0.8 million in international sales. In North America, the lower sales were a result of lower sales volumes in both subscriptions and sales of archive imagery. International sales were lower primarily due to a significant one-time sale that occurred in the prior year as well as lower sales of archive imagery.

Cost of revenue for the three-month period ended March 31, 2009 decreased by $0.3 million, or 4.5%, to $6.4 million from $6.7 million for the three-month period ended March 31, 2008, due to (i) a $0.3 million increase in labor costs resulting from increase in salaries and fringe benefit costs, (ii) a $0.2 million increase in the amortization of aerial imagery library, (iii) a decrease in consulting costs of $0.3 million and (iv) a decrease of $0.4 million from third-party costs related to certain project sales completed in the prior year that did not occur at the same level in the current year.

Selling, general and administrative expenses for the three-month period ended March 31, 2009 increased by $4.2 million, or 22.8%, to $22.6 million from $18.4 million for the three-month period ended March 31, 2008. The increase is due to (i) a $1.9 million increase in expenses from payroll, bonus, travel and related costs due to increased headcount, (ii) increased stock compensation expense of $1.1 million resulting from stock option grants made in the first quarter of 2009, (iii) a $0.5 million increase in third party commission and fees due primarily to a commission earned as a result of the execution of a DAP contract, (iv) $0.6 million increase for bad debt expense and (v) a $0.1 million decrease in marketing expense due to the timing of trade shows.

Depreciation and amortization for the three-month period ended March 31, 2009 decreased by $0.1 million, or 0.5%, to $18.7 million from $18.8 million for the three-month period ended March 31, 2008.

The changes in mark-to-market on derivative instrument for the three months ended March 31, 2009 was a loss of $1.8 million. There was no change in mark-to-market on derivative instrument for the three months ended March 31, 2008. In January 2009, we entered into a swap transaction in which we traded the floating 3-month LIBOR rate on $130.0 million of our senior credit facility to a fixed rate of 2.00% until maturity of the loan on October 20, 2011. In February 2009, we amended our debt agreement for certain items and, as a result, our interest rate on the loan increased and we were then subject to a minimum 3-month LIBOR rate of 3.0%. Given that the minimum 3-month LIBOR rate was higher than the swap rate, the swap was ineffective during the quarter ended March 31, 2009; therefore, the mark-to-market changes are being recorded in other non-operating costs. On February 9, 2009, when we amended our senior credit facility, the swap, as well as another swap that we entered into in February 2006, became ineffective and no longer qualified as cash flow hedges.

Interest income, net, for the three-month period ended March 31, 2009 decreased by $1.4 million to zero, from $1.4 million at March 31, 2008. Interest income, net, decreased due to lower average interest rate returns on our cash balances in the first three months of 2009, as compared to the first three months of 2008. During the first three months of 2008, only a portion of the interest expense was capitalized to the WorldView-2 satellite because our spending on the WorldView-2 satellite was not in excess of our outstanding debt. During the first three months of 2009, all of our interest was capitalized to the WorldView-2 satellite, as our spending on WorldView-2 then exceeded our outstanding debt.

Income tax expense for the three-month period ended March 31, 2009 decreased by $2.3 million, to $7.1 million from $9.4 million. The decrease in income tax expense is primarily due to a decrease in pre-tax income. We perform an analysis of our projected 2009 operating results to determine an effective overall tax rate to be applied for each quarter of 2009.

For the Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following tables summarize our historical results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007 and our expenses as a percentage of revenue for the periods indicated:

	Year
	Ended
	December 31,		Change
	2007	2008	$	Percent
	(in millions)

Historical results of operations:
Defense and intelligence revenue	$103.4	$220.8	$117.4	113.5%
Commercial revenue	48.3	54.4	6.1	12.6

Total revenue	151.7	275.2	123.5	81.4
Cost of revenue excluding depreciation and amortization	22.1	28.5	6.4	29.0
Selling, general and administrative	49.0	76.1	27.1	55.3
Depreciation and amortization	46.8	75.7	28.9	61.8

Income from operations	33.8	94.9	61.1	180.8
Interest income (expense), net	4.1	(3.0)	(7.1)	*

Income before income taxes	37.9	91.9	54.0	142.5
Income tax (expense) benefit	57.9	(38.1)	(96.0)	*

Net income	$95.8	$53.8	$(42.0)	(43.8)%

*	Not meaningful.

	Year Ended
	December 31,
	2007	2008

Expenses as a percentage of revenue:
Total revenue	100.0%	100.0%
Cost of revenue, excluding depreciation and amortization	14.6	10.4
Selling, general and administrative	32.3	27.7
Depreciation and amortization	30.8	27.4

Income from operations	22.3	34.5
Interest income (expense), net	2.7	(1.1)

Income before income taxes	25.0	33.4
Income tax (expense) benefit	38.2	(13.8)

Net income	63.2%	19.6%

Revenue for the year ended December 31, 2008 increased by $123.5 million, or 81.4%, to $275.2 million from $151.7 million from the year ended December 31, 2007, primarily due to growth in domestic, which includes the U.S. and Canada, defense and intelligence revenue. The $117.4 million growth in defense and intelligence revenue for the year ended December 31, 2008 is primarily due to an increase in sales to NGA under the SLA. Domestic defense and intelligence, including NGA, increased by $114.6 million to $205.5 million from $90.9 million for the year ended December 31, 2007. The increase in NextView revenue of approximately $84.7 million is due to the first full year of operation of WorldView-1. The increase is also attributable to an increase of $8.2 million in revenue from special imagery projects in addition to revenue under the SLA. This increase includes $22.3 million of non-cash pre-FOC deferred revenue related to pre-WorldView-1 launch payments made by NGA pursuant to the NextView contract that was recognized during 2008.

International defense and intelligence revenue increased $2.8 million, or 22.4%, to $15.3 million from $12.5 million from the year ended December 31, 2007, primarily due to increased revenue from Asia.

Commercial revenue increased by $6.1 million, or 12.6%, to $54.4 million, primarily due to increased international revenue. Domestic commercial revenue increased $0.1 million, or 0.4%, to $25.1 million from $25.0 million from the year ended December 31, 2007. International commercial revenue increased $6.0 million, or 25.8%, to $29.3 million from $23.3 million from the year ended December 31, 2007, primarily due to growth in revenue from Central and South America, China, India and Europe.

Cost of revenue for the year ended December 31, 2008 increased by $6.4 million, or 29.0%, to $28.5 million from $22.1 million for the year ended December 31, 2007. The increase in expenses is due to the fact that we are no longer deferring certain contract costs and increased operation costs due to a full year of WorldView-1 operation. The increase in expenses is attributable to (i) a $2.6 million increase in the amortization of the aerial imagery library, (ii) $2.1 million related to subcontracted project costs, (iii) an increase in labor costs, stock compensation and bonus expense of $1.5 million, and (iv) an increase in consulting costs of $0.2 million.

Selling, general and administrative expenses for the year ended December 31, 2008 increased by $27.1 million, or 55.3%, to $76.1 million from $49.0 million from the year ended December 31, 2007. The increase is driven by (i) $11.8 million of increased expenses from compensation, travel and related costs resulting from increased headcount, (ii) an increase of $6.0 million in satellite insurance expense related to the first full year of WorldView-1 coverage, (iii) an increase in consulting expenses of $3.8 million, (iv) an increase of $3.5 million in bonus and stock compensation expense, and (v) an increase in marketing expenditures of $0.7 million. Although these expenses grew slower than our revenue in 2008, we believe that these investments are necessary to support the growth of the business.

Depreciation and amortization for the year ended December 31, 2008 increased by $28.9 million, or 61.8%, to $75.7 million from $46.8 million from the year ended December 31, 2007. Depreciation expense increased by $28.9 million for the year ended December 31, 2008 due to a full year of depreciation expense related to the operation of WorldView-1. The increase in WorldView-1 depreciation of $39.5 million was offset by a decrease of $11.1 million related to the extension of the depreciable operational life of QuickBird from March 2009 to November 2010 and $0.5 million of depreciation of other fixed assets acquired during the year. The semi-annual assessment, performed in January 2008, of the estimated useful life of the QuickBird satellite led to an extension of the useful depreciable operational life of QuickBird, primarily attributable to the reduced consumption of fuel compared to previous estimates. The assessment performed in the third quarter of 2008 did not result in a change to the estimated life of QuickBird.

Interest income (expense), net, for the year ended December 31, 2008 decreased by $7.1 million to $3.0 million of net interest expense from $4.1 million of net interest income for the year ended December 31, 2007. We had interest expense in 2008 of $3.9 million and interest income of $0.9 million. The change from interest income to interest expense is primarily due to lower average cash balances and lower average interest rate returns on cash balances during 2008 as compared to 2007. Prior to the fourth quarter of 2007, when the WorldView-1 satellite became operational, all interest on our debt was being capitalized to the WorldView-1 satellite, in accordance with SFAS No. 34, Capitalization of Interest Cost, or SFAS No. 34. Prior to the fourth quarter of 2008, $16.2 million of our interest expense was capitalized. During the fourth quarter of 2008, the amount of capitalized costs for the WorldView-2 satellite exceeded the total value of our outstanding debt and thereafter all interest on our debt was capitalized to the WorldView-2 satellite. We expect to capitalize all interest associated with our debt until the WorldView-2 satellite is launched and operational.

Income tax expense for the year ended December 31, 2008 increased by $96.0 million to $38.1 million from a tax credit of $57.9 million for the year ended December 31, 2007. The increase is primarily due to the tax benefit in 2007 of $57.9 million reflecting the release of our valuation allowance as we determined that it was more likely than not, that we would utilize a certain portion of our net operating loss carry-forwards. Further, an increase in pre-tax income for the year ended December 31, 2008 compared to year ended December 31, 2007 resulted in higher income tax expense. During 2008, we utilized some of our deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. When our deferred tax assets are fully utilized we will pay cash taxes on our net income. We applied the estimated tax rate for the 2008 year to the quarterly results of operations. A portion of the increase is also due to an out-of-period adjustment that was made during the second quarter of 2008, which resulted in an increase in income tax expense of $1.4 million during the second quarter of 2008. In connection with the preparation of the second quarter income tax provision and the 2007 federal income tax return, we became aware of certain adjustments that should have been made to prior to the release the valuation allowance that was recorded in the fourth quarter of 2007. The net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million, due to tax basis and related tax depreciation differences. Prior to the fourth quarter of 2007, we held a full valuation allowance against our deferred tax related to net operating losses and only recognized alternative minimum tax expense.

For the Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following tables summarize our historical results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 and our expenses as a percentage of revenue for the periods indicated:

	Year Ended December 31,		Change
	2006	2007	$	Percent
		(in millions)

Historical results of operations:
Defense and intelligence revenue	$70.6	$103.4	$32.8	46.5%
Commercial revenue	36.2	48.3	12.1	33.4

Total revenue	106.8	151.7	44.9	42.0
Cost of revenue, excluding depreciation and amortization	16.5	22.1	5.6	33.9
Selling, general and administrative	37.4	49.0	11.6	31.0
Depreciation and amortization	46.0	46.8	0.8	1.7
Loss on disposal of assets	0.1	—	(0.1)	(100.0)

Income from operations	6.8	33.8	27.0	397.1
Interest income, net of interest expense	3.1	4.1	1.0	32.3

Income before income taxes	9.9	37.9	28.0	282.8
Income tax (expense) benefit	(0.7)	57.9	58.6	*

Net income	$9.2	$95.8	$86.6	941.3%

*	Not meaningful.

	Year Ended December 31,
	2006	2007

Expenses as a percentage of revenue:
Total revenue	100.0%	100.0%
Cost of revenue, excluding depreciation and amortization	15.4	14.6
Selling, general and administrative	35.0	32.3
Depreciation and amortization	43.1	30.8
Loss on disposal of assets	0.1	0.0

Income from operations	6.4	22.3
Interest income, net of interest expense	2.9	2.7

Income before income taxes	9.3	25.0
Income tax (expense) benefit	(0.7)	38.2

Net income	8.6%	63.2%

Revenue for the year ended December 31, 2007 increased by $44.9 million, or 42.0%, to $151.7 million from $106.8 million for the year ended December 31, 2006, due to growth in defense and intelligence revenue and growth in commercial revenue attributable to our acquisition of GlobeXplorer. Revenue from our defense and intelligence segment increased by $32.8 million, or 46.5%, for the year ended December 31, 2007, primarily due to increased sales of $31.0 million to NGA and increased sales of $1.4 million to customers in Asia and Europe. Defense and intelligence revenue included $3.2 million of deferred revenue, recognized as a result of amortizing $266.0 million of pre-launch payments made by NGA to partially offset the cost of the construction of WorldView-1. Commercial revenue increased by $12.1 million, or 33.4%, of which $11.9 million was due to the GlobeXplorer acquisition.

Cost of revenue for the year ended December 31, 2007 increased by $5.6 million, or 33.9%, to $22.1 million from $16.5 million for the year ended December 31, 2006, primarily due to costs attributable to the GlobeXplorer acquisition. As a result of the GlobeXplorer acquisition, we purchase aerial imagery content from third-party suppliers that is recorded as aerial image library and expensed over a two-year period. This aerial image library expense was $3.7 million, or 66.1%, of the total increase in cost of revenue in 2007. Upon commissioning of WorldView-1 in November 2007, certain project costs that were once capitalized, either as satellite or deferred contract costs, began to be expensed due to the reduced requirements to support WorldView-1 as it achieved FOC and the lower relative level of effort required to construct and develop WorldView-2. These increases were offset by a decrease in costs related to a defense and intelligence project of $1.6 million due to a multi-year NGA project that was completed in 2006.

Selling, general and administrative expenses for the year ended December 31, 2007 increased by $11.6 million, or 31.0%, to $49.0 million from $37.4 million for the year ended December 31, 2006. Approximately $6.2 million, or 53.4%, of the total increase was attributable to the GlobeXplorer acquisition, higher marketing expenditures accounted for $1.3 million of the increase, an increase in compensation, travel and related costs accounted for $1.2 million of the increase and higher consulting expenses accounted for $0.9 million of the increase. Upon commissioning of WorldView-1 in November 2007, certain project costs that were once capitalized, either as costs of the satellite or deferred contract costs, began to be expensed due to the reduced requirements to support WorldView-1 as it became operational and a lower level of effort required to construct and develop WorldView-2. These increases were offset by a decrease in defense and intelligence internal sales commissions of $1.2 million in 2007.

Depreciation and amortization for the year ended December 31, 2007 increased by $0.8 million, or 1.7%, to $46.8 million from $46.0 million for the year ended December 31, 2006. Depreciation expense increased by $5.7 million due to WorldView-1 commencing operations on November 16, 2007. This increase was partially offset by decreases in depreciation due to $17.0 million of assets becoming fully depreciated in the first quarter of 2007 and a $2.8 million reduction related to the extension of the depreciable operational life of QuickBird from March 2009 to July 2009.

Interest income, net, for the year ended December 31, 2007 increased by $1.0 million, or 32.3%, to $4.1 million from $3.1 million for the year ended December 31, 2006, due to higher average cash balances through the first half of 2007 and a higher average interest rate realized in 2007.

Income tax benefit for the year ended December 31, 2007 was $57.9 million due to the release of our deferred tax asset valuation allowance. In 2007 and 2006, we had taxable income and were able to carry forward net operating losses from prior fiscal years to decrease the total amount of taxes paid. In 2007, we determined that it was more likely than not that we will be able to utilize approximately $59.1 million of our net deferred tax assets against taxable earnings generated in future periods.

Liquidity and Capital Resources

We believe that the combination of funds currently available to us and funds expected to be generated from operations will be adequate to finance our operations and development activities for the next twelve months, provided that NGA continues to purchase imagery from us at current levels and on similar terms after the scheduled expiration of the NextView agreement in July 2009. If the U.S. government does not continue to purchase imagery from us at current levels and on similar terms beyond July 2009 our liquidity would be negatively impacted and we may be unable to fund our operations and development activities without additional capital. Our cash and cash equivalents balance was $67.9 million at March 31, 2009.

In April 2009, we issued $341.8 million accreted value of our senior secured notes and used $280.3 million of the net proceeds to repay in full our senior credit facility and senior subordinated notes and will use the remaining balance for transaction costs and general corporate purposes. The note transaction resulted in net proceeds to us after giving effect to the debt repayment, increased cash interest expense and an extension of debt maturities. The net result is that our liquidity improved as of March 31, 2009, pro forma for the note transaction. As of the issuance date of the senior secured notes, we estimate that our cumulative spending on the WorldView-2 satellite exceeds the accreted value of our debt. Therefore, we expect to capitalize all of the interest expense, including the accretion of the debt discount and amortization of debt issue costs on the notes to the WorldView-2 satellite under construction until we reach commissioning of the satellite. We expect to launch our WorldView-2 satellite in September or early

October 2009. After launch, the satellite must be calibrated and tested to confirm operational capability, a commissioning process that typically takes several months.

We estimate the costs to test, insure and launch WorldView-2 will be $106.9 million for the remainder of 2009, including estimated fixed price contracted costs of $35.0 million for satellite hardware components and the launch service vehicle and estimated additional costs of $71.9 million. Additional costs to complete the final testing and launch of WorldView-2 consist predominantly of internal labor, capitalized interest and third party software. A delay in the launch would delay the requirement to make payments under some of our insurance and launch contracts that are tied to the launch date.

Upon commissioning of our WorldView-2 satellite, we believe that our cash flow from operations will exceed our capital expenditures and will be sufficient to meet our current long-term liquidity needs. If we begin a new satellite construction project, we may need to raise additional capital in order to fund a portion of the construction and launch costs.

We expect to fully utilize our deferred tax assets and tax credits by the fourth quarter of 2009 and expect to begin paying cash taxes in 2009.

The recent global economic crisis has caused disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy, and has impacted consumer spending levels. These macroeconomic developments could adversely affect our business, operating results or financial condition. Current or potential customers, including foreign governments, may delay or decrease spending on our products and services as their business and/or budgets are impacted by economic conditions. The inability of current and/or potential customers to pay us for our products and services may adversely affect our earnings and cash flows.

In summary, our cash flows were:

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2008	2009
(in millions)				(unaudited)

Net cash provided by operating activities	$82.3	$80.1	$144.4	$36.8	$26.1
Net cash used in investing activities	(165.4)	(157.8)	(143.5)	(56.3)	(17.8)
Net cash provided by (used in) financing activities	$127.9	$(2.4)	$37.0	$39.3	$(1.2)

In the first three months of 2009, our operating cash flow reflected net income generated during the period of $10.6 million, adjusted for non-cash items such as depreciation and amortization expense of $18.7 million, stock-based compensation of $2.3 million and a non-cash deferred income tax expense of $6.0 million. Operating cash flows decreased to $26.1 million due to a decrease in accrued liabilities of $6.2 million and a decrease of $6.6 million primarily due to recognition of pre-FOC payments made to us by NGA under the NextView agreement.

In the first three months of 2008, our operating cash flow reflected net income generated during the period of $14.1 million, adjusted for non-cash items such as depreciation and amortization expense of $18.8 million, stock-based compensation of $1.1 million and a decrease in deferred income tax assets of $8.8 million. Cash flows decreased due to the recognition of pre-FOC payments made to us by NGA under the NextView agreement of $6.4 million.

In 2008, our operating cash flow reflected net income of $53.8 million, adjusted for non-cash items such as depreciation and amortization expense of $75.7 million, stock-based compensation of $4.2 million and non-cash deferred income tax expense of $34.7 million. Operating cash flows were increased to $144.4 million due to a $6.5 million increase in deferred revenue from related parties, an increase in accrued liabilities of $8.1 million, a decrease of $25.5 million primarily due to recognition of pre-FOC payments made to us by NGA under the NextView agreement and an increase in deferred contract costs from related parties of $10.3 million.

In 2007, our operating cash flow reflected net income of $95.8 million, adjusted for non-cash items such as depreciation and amortization expense of $46.8 million, stock-based compensation of $2.6 million and an increase in deferred income tax assets of $59.1 million. Additionally, short- and long-term deferred revenue, including those from related parties, provided cash of $35.8 million primarily from receipt of payments under the NextView agreement. Cash flows decreased due to an increase in accounts receivable, including those from a related party, of $30.7 million primarily due to increased revenue in the fourth quarter from NGA.

In 2006, our operating cash flow reflected net income of $9.2 million, adjusted for non-cash items such as depreciation and amortization expense of $46.0 million and stock-based compensation of $2.2 million. Deferred revenue, including those from related parties, generated cash flow of $24.4 million primarily due to payments received from NGA under the NextView agreement.

Cash paid for satellite and related ground facilities construction was $80.5 million, $233.4 million, $131.8 million, $55.4 million and $15.6 million, in 2006, 2007, 2008 and the three months ended March 31, 2008 and 2009, respectively. The decrease in satellite construction spending is primarily due to the construction of both the WorldView-1 and WorldView-2 satellites during 2007 and construction of only the WorldView-2 satellite during 2008 and 2009. We purchased marketable securities of $90.7 million and $163.5 million in 2006 and 2007, respectively. The sale of those securities generated cash of $8.0 million and $249.2 million in 2006 and 2007, respectively. We did not have purchases or sales of securities in 2008 or for the first three months of 2009. We paid $9.4 million in the twelve month period ended December 31, 2007 for the acquisition of GlobeXplorer.

Cash provided by (used in) financing activities was $127.9 million, $(2.4) million, $37.0 million, $39.3 million and $(1.2) million in 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009, respectively. During 2006, we amended our senior credit facility, to increase its size by $30.0 million, and we received proceeds from the issuance of common stock, net of transaction costs, of $99.7 million, which were primarily used for construction of WorldView-2. In 2007, we paid $2.0 million in fees associated with the 2006 sale of common stock. In February 2008, we issued senior subordinated notes net of fees and other issuance costs, which primarily were legal fees, of $38.5 million to be used for the construction and launch of WorldView-2.

Senior Credit Facility and Senior Subordinated Notes

In April 2009, we repaid in full our $230.0 million senior credit facility and our senior subordinated notes with the proceeds from the issuance of our senior secured notes.

Senior Secured Notes

On April 28, 2009, we issued $355.0 million principal amount of our senior secured notes. Gross proceeds of $341.8 million were used to repay our senior credit facility and senior subordinated notes in full and pay fees and expenses associated with the transaction. The remaining proceeds will be used for general corporate purposes. The senior secured notes mature on May 1, 2014. The senior secured notes are guaranteed by our subsidiaries and secured by nearly all of our assets, including the shares of capital stock of our subsidiaries, the QuickBird and WorldView-1 satellites in operation, and our WorldView-2 satellite, which is in final testing. The senior secured notes bear interest at the rate of 10.5% per annum. Interest is payable semi-annually on May 1 and November 1 of each year.

We may redeem some or all of the senior secured notes after May 1, 2012, at a redemption price equal to 105.25% of their principal amount through May 1, 2013 and 100% thereafter plus, in each case, accrued and unpaid interest. In addition, at any time on or prior to May 1, 2012, we may redeem up to 35% of the aggregate principal amount of the senior secured notes with the net cash proceeds of certain equity offerings at 110.5% of the principal amount plus accrued and unpaid interest. In the event of certain change of control events, we must give holders of the senior secured notes an opportunity to sell us their notes at a purchase price of 101% of the accreted value of such notes, plus accrued and unpaid interest.

The indenture governing the senior secured notes contains a number of significant restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, grant liens on our assets, sell assets, enter into a new or different line of business, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and enter into sale and leaseback transactions. The credit market turmoil could negatively impact our ability to obtain future financing or to refinance our outstanding indebtedness.

Off-Balance Sheet Arrangements, Contractual Obligations, Guaranty and Indemnification Obligations

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2008 and March 31, 2009.

Contractual Obligations

We have various contractual obligations impacting our liquidity. The following represents our contractual obligations as of December 31, 2008:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total(1)	1 Year	Years	Years	5 Years
	(in millions)

Operating leases	$18.0	$3.1	$5.5	$5.8	$3.6
Senior credit facility, excluding interest payments	230.0	—	230.0	—	—
Interest payments under our senior credit facility	61.3	21.9	39.4	—	—
Senior subordinated notes, including interest accrual	44.6	—	—	44.6	—
Hitachi distribution fee	5.0	—	5.0	—	—
Construction contracts	167.3	154.3	5.2	5.2	2.6

Total	$526.2	$179.3	$285.1	$55.6	$6.2

(1)	Amounts exclude FIN No. 48 liability of $4.5 million, of which timing of payments is not determinable.

Payments due on our senior credit facility are based on borrowings under such facility as of December 31, 2008. Our senior credit facility and senior subordinated notes were repaid in full in April 2009. For purposes of projecting future cash commitments in the table above, we have used an estimated interest rate under our senior credit facility of 9.5%. Payments due on our senior secured notes as of the date of their issuance totaled $341.8 million, due in more than 5 years (excluding interest). Our operating leases are primarily for office space in the United States. We generally believe leasing office space is more cost-effective than purchasing real estate. The distribution fee from Hitachi Software Engineering Company, Ltd., or Hitachi Software, is refundable if WorldView-2 is not commissioned. Construction contracts are commitments for the remaining estimated costs to test, launch and insure WorldView-2. The failure to launch WorldView-2 as scheduled may delay the period in which the construction contract payments detailed above are paid.

Guaranty and Indemnification Obligations

We enter into agreements in the ordinary course of business with resellers and others. Most of these agreements require us to indemnify the other party against third-party claims alleging that one of our products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require us to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by us, our employees, agents or representatives. In addition, from time to time we have made guarantees regarding the performance of our systems to our customers.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of GAAP that require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented within Note 2 to our consolidated financial statements included elsewhere in the prospectus.

Revenue Recognition

Our principal source of revenue is the licensing of earth imagery products and services for end users and resellers. Revenue is recognized when an arrangement exists, the solution has been delivered to our customers, the fee is fixed or determinable and the collection of funds is reasonably assured. We have a limited number of agreements with multiple deliverables that we review to determine whether any or all of the deliverables can be separated from one another. If separable, revenue is allocated to the various deliverables based on their relative fair value and recognized for each deliverable when the revenue recognition criteria for that specific deliverable are achieved.

All direct costs are expensed as a cost of revenue. An allowance for doubtful accounts receivable is provided for at the end of each period, based upon management’s assessment of the collectability of outstanding accounts receivable.

Our revenue is generated from: (i) licenses of imagery; (ii) subscription services; and (iii) the recognition of deferred revenue. We recognize revenue from each of our revenue sources as follows:

•	Licenses. Revenue from sales of imagery licenses is recognized when the images are physically delivered to the customer or, in the case of electronic delivery, when the customer is able to directly download the image off of our system.

•	Subscriptions. We have several products and services that allow customers to access imagery on-line and manipulate the imagery before delivery. Customers pay for the subscription at the beginning of the subscription period. The subscription revenue is recorded as deferred revenue and recognized over the subscription period, either on the straight line basis or based on actual product usage, if so specified by the arrangement.

•	Service Level Agreements. We recognize service level agreement revenue net of any allowances resulting from failure to meet certain stated monthly performance metrics. Net revenue is recognized each month because the fee for each month is fixed and non-refundable and is for a defined and fixed level of service each month.

•	Deferred Revenue. Our deferred revenue is composed of payments received in advance of recognition of revenue, the majority of which relate to the following types of arrangements: (i) prepayments from NGA; (ii) the DAP; and (iii) subscription arrangements. To date, all fees received in connection with direct access facility construction have been recorded as deferred revenue and all costs incurred have been recorded as deferred contract costs. In connection with the initial contract under the DAP, in 2005 we received an upfront payment of $10.0 million from Hitachi Software, $5.0 million is non-refundable and $5.0 million is refundable under certain circumstances. The upfront payment is included in deferred revenue and will be recognized to revenue over the estimated customer relationship period upon commencement of the DAP operations, which is expected to occur when WorldView-2 becomes operational. We will be evaluating the estimated customer relationship period when events suggest the period may have changed or at least on an annual basis, and may make adjustments to the amortization period if a change to the estimated life of the relationship is made.

The following additional recognition policies have been applied for significant contracts.

NGA paid us $266.0 million to partially offset the cost of the construction and launch of WorldView-1. These payments were recorded as deferred revenue when received. When WorldView-1 reached FOC in November 2007, we began recognizing the deferred revenue on a straight line basis over the estimated customer relationship period of 10.5 years. We will be evaluating the estimated customer relationship period when events suggest the period may have changed or at least on an annual basis, and may make adjustments to the amortization period if a change to the estimated life of the relationship is made.

Occasionally, we enter into contracts with customers that are required to be deferred over a period of time. If the contract does not have a specified contractual life, we make an assessment as to the likely term of the remaining period of the contractual relationship with the customer. A review of the contractual relationship is performed by management quarterly, and, as such, the potential amortization of the deferred revenue may be adjusted as appropriate.

Accounting for Stock Options

We apply SFAS No. 123R, which requires the fair value recognition provisions of stock-based compensation expense and measures stock compensation at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. We adopted SFAS No. 123R prospectively and therefore applied the valuation provisions of SFAS No. 123R to all new options and to options that were outstanding prior to the effective date that were subsequently modified.

In order to determine the fair value of our common stock on the date of grant for purposes of calculating the fair value of our stock option grants under SFAS No. 123R, we utilized the most recent valuation performed prior to the grant date, in each case within 90 days of the grant.

Since our common stock has not been publicly traded, we established a peer group of comparable publicly traded companies and utilized their reported cash operating earnings and revenue multiples as of each valuation date. At each valuation date we reviewed the companies that comprise the peer group and, from time to time have changed the composition of the peer group, based on changes to our business or the business of the comparable companies and other factors outside of our control, such as mergers and consolidations.

At each stock option grant date, we utilized the peer group data to calculate our expected volatility. Expected volatility was based on comparable companies’ four-year history. Expected term and forfeiture rate were based on the timing of this offering, existing employee exercise patterns and our historical pre-vested forfeiture experience. The risk-free rate was based on an average of the yields of the treasury note with a maturity corresponding to the expected option life assumed at the grant date.

Changes to the underlying assumptions, including increased forfeiture rates, may have a significant impact on the underlying value of the stock options, which could have a material impact on our financial statements. As of March 31, 2009, there was a total of $12.2 million of unrecognized expense which will be recognized over a weighted average period of 3.0 years.

The following table sets forth all stock option grants, including the fair value of our common stock as determined by the board of directors from June 14, 2007 through the date of the prospectus and the variations between the fair value and the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of the prospectus:

				Estimated	Variance
				Fair	between
	Number			Value per	Common
	of Options		Estimated	Share of	Stock
	Granted	Exercise	Fair Value	Common	valuation
Date of Grant	(000s)	Price	per Option	Stock	and $17.00

June 14, 2007	862	$22.50	$8.80	$22.50	$5.50
September 12, 2007	67	22.50	7.85	22.50	5.00
January 31, 2008	449	27.40	9.20	27.40	10.40
March 7, 2008	224	27.40	9.15	27.40	10.40
March 16, 2008	12	27.40	9.00	27.40	10.40
April 17, 2008	33	27.40	8.95	27.40	10.40
July 31, 2008	90	27.40	9.55	27.40	10.40
November 3, 2008	310	22.10	9.10	22.10	4.10
November 3, 2008*	30	22.10	22.10	22.10	4.10
February 23, 2009	227	21.30	10.55	21.30	4.30
March 23, 2009	319	21.30	10.70	21.30	4.30

*	Restricted stock

We issued 4.4 million shares of our common stock to institutional investors at a price of $22.50 per share on December 20, 2006. On January 4, 2007, we acquired GlobeXplorer for cash consideration and the issuance of common stock at a price of $22.50 per share. The board of directors utilized this value as the exercise price for all stock options grants approved during 2007 until the commissioning of the WorldView-1 satellite on November 16, 2007. At that time, due to the significant economic value related to the successful commissioning of the WorldView-1 satellite, the board determined the fair value of the stock to be $27.40. Beginning in March 31, 2008, our board of directors adopted a policy to conduct a valuation of the common stock on a quarterly basis as described above and below. These valuations were consistent until the third quarter of 2008. Due to the capital market crisis and downturn in the economy beginning in the third quarter of 2008, the market multiples demonstrated by the companies comprising our peer group showed a decrease in revenue and cash operating earnings multiples and therefore we lowered the terminal revenue and cash operating earnings multiples used in the discounted cash flow calculation to reflect the decrease in the market multiples which resulted in a decreased common stock value.

In conducting the valuation of our common stock, we performed the following analysis:

•	analysis of our assets, financial and operating history, and future operations;

•	analysis of our audited and unaudited financial statements and other financial and operational data;

•	analysis of our business, financial and operating history, the nature of our product and services, and competitive position in the marketplace;

•	independent research concerning the satellite imagery industry;

•	research and analysis concerning the companies in our peer group, and transactions involving our peer group companies;

•	independent research regarding the then current economic conditions and outlook for the United States economy; and

•	analysis and estimation of the fair value of our common stock as of the date of the analysis.

Based on the investigation and analysis described above, we established the fair market value of our common stock using market and income approaches to valuation. The market approach relied on the pricing parameters of our peer group. The income approach discounted our cash flows at a cost of capital commensurate with the risk of an investment in the company.

Valuation Methodology

We determined the fair value of our common stock by using a combination of two different approaches to value the company and applied a weighting to each approach. The approaches utilized in our valuation of our common stock are the income approach and the market multiple approach.

Under the income (or discounted cash flow) approach, our estimated annual revenue and cash flow projections (based on our internal financial forecasts) were discounted to their present values to estimate the value of the company. Our financial forecasts were prepared for at least the next four years and include a growth rate and an exit multiple based upon our internal projections. The discount rate used corresponds to our estimated weighted average cost of capital. Our weighted average cost of capital was computed by selecting market rates on the valuation dates for debt and equity that were reflective of the risks associated with an investment in our industry as estimated by using the companies in our peer group. We used weighted revenue and cash operating earnings multiples to determine the market value of equity.

Under the market multiple approach, we compared ourselves to the companies in our peer group. The market multiples of those companies were calculated as of the applicable valuation date and were then applied to our historical and forecasted financial results at the applicable valuation date to estimate the value of the company.

Following is a table with the discount rates, revenue and cash operating earnings multiples, and the weighing applied to those multiples for the valuations performed over the last two years:

				Cash
				Operating
	Discount	Revenue		Earnings
Date of Valuation	Rates	Multiple	Weight	Multiple		Weight

3/31/2007	29%	4.0x	25%	10.0	x	75%
6/30/2007	29%	4.0x	25%	10.0	x	75%
11/16/2007	25%	4.0x	25%	10.0	x	75%
2/25/2008	23%	4.0x	25%	10.0	x	75%
6/30/2008	22%	3.2x	25%	9.5	x	75%
9/30/2008	20%	2.6x	25%	8.2	x	75%
12/31/2008	20%	2.5x	50%	8.0	x	50%

We also performed a Monte Carlo simulation on the valuation approaches summarized above by assigning probabilities around the key assumptions. We assumed triangular distributions around each of the key value drivers, which included cash operating earnings and revenue multiples utilized in the market approach, projected revenue growth, gross margins and terminal period multiples utilized in the income approach. In determining this range, the income approach was given the most weight due to our early stage in comparison to most of the companies in our peer group.

Property and Equipment

Property and equipment are recorded at cost. Pursuant to SFAS No. 34 the cost of our satellite includes capitalized interest cost incurred during the construction and development period. In addition, capitalized costs of our satellite and related ground systems include internal direct labor costs incurred in the construction and development, as well as depreciation costs related to assets which support the construction and development of our satellite and related ground systems. Ground systems are placed into service when they are ready for their intended use. While under construction, the costs of our satellites are capitalized during the construction phase, assuming the eventual successful launch and in-orbit operation of the satellite. If a satellite were to fail during launch or while in-

orbit, the resulting loss would be charged to expense in the period in which such loss were to occur. The amount of any such loss would be reduced to the extent of insurance proceeds received as a result of the launch or in-orbit failure.

We capitalize certain internal and external software development costs incurred to develop software for internal use in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1. We expense the costs of developing computer software until the software has reached the application development stage and capitalize all costs incurred from that time until the software is ready for its intended use, at which time amortization of the capitalized costs begins. Determination of when the software has reached the application development stage is based upon completion of conceptual designs, evaluation of alternative designs and performance requirements. Costs of major enhancements to internal use software are capitalized while routine maintenance of existing software is charged to expense as incurred. The determination of when the software is in the application development stage and the ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain factors, including, but not limited to estimated economic life and changes in software and hardware technology.

Internal use capitalized software costs are amortized on a product-by-product basis over their expected useful life, which is generally three to five years. Software costs that are directly related to a satellite are capitalized with the satellite and amortized over the satellites useful life. Amortization expense related to capitalized software costs, exclusive of software costs amortized as part of the cost of our satellites, was $9.5 million, $8.1 million, $7.2 million, $2.0 million and $1.5 million, for the years ended December 31, 2006, 2007 and 2008, and the three months ended March 31, 2008 and 2009, respectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, such as three to seven years for computer equipment and seven to ten and one half years for most other assets, including the satellite and ground stations. Leasehold improvements and assets used pursuant to capital-lease obligations are amortized on a straight-line basis over the shorter of their useful lives or lease terms; such amortization is included in depreciation expense. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations. Repairs and maintenance are expensed as incurred.

Asset Valuation and Estimated Useful Lives

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, goodwill, capitalized contract and related satellite costs and other intangible assets. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable are evaluated based upon the creditworthiness of our customers, historical experience, the age of the receivable and current market and economic conditions. Should current market and economic conditions deteriorate or if our other assumptions are not met, our actual bad debt experience could exceed our estimate.

We capitalize interest, an allocated portion of launch insurance premiums, contract costs and internal direct labor costs incurred in, and depreciation costs related to assets that support the construction and development of our satellites and related ground systems. Once a satellite is operational, we depreciate the asset over the expected operational life. Changes in the estimates of the operational life of the asset are reflected in subsequent periods as adjustments to future depreciation expenses.

Following each launch, and at least annually thereafter, we review the expected operational life of our satellites. We determine a satellite’s expected operational life using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses or other causes. The expected operational lives of our satellites are affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual environmental degradation of solar panels and other components, levels of solar radiation, the durability of various satellite components and the orbits in which the satellites are placed.

Other intangible assets are evaluated based upon the expected period during which the asset will be utilized, forecasted cash flows, changes in technology and customer demand. Changes in judgments on any of these factors could materially impact the value of the asset. The fair value of our reporting units is based upon a discounted cash flow analysis, which is used to determine if we have a goodwill impairment. The analysis considers estimated revenue and expense growth rates. The estimates are based upon our historical experience and projections of future activity, considering customer demand, changes in technology and a cost structure necessary to achieve the related revenue. Changes in judgments on any of these factors could materially impact the value of the asset.

In determining the purchase price allocation in connection with the GlobeXplorer acquisition, we obtained projected financial results from GlobeXplorer, adjusted those projections based on our knowledge of the market and then valued GlobeXplorer with a discounted cash flow model using those projections, an appropriate weighted cost of capital as a discount factor and an appropriate terminal multiple of earnings before interest, taxes, depreciation and amortization. After our initial valuation, we allocated the purchase price by performing a discounted cash flow valuation of GlobeXplorer’s business, the value of customer relationships, the value of the core technology and the value of certain relationships with prior management.

Income Taxes

We follow SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed each year. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in enacted tax laws is recognized as an adjustment to the tax provision or benefit in the period of enactment. The overall change in deferred tax assets and liabilities during the period is equal to the deferred tax expense or benefit for the period. The carrying value of deferred tax assets may be reduced by a valuation allowance if, based upon the judgmental assessment of available evidence, it is deemed more likely than not that some or all of the deferred tax assets will not be realizable.

As of December 31, 2008, there are no income tax positions for which the unrecognized tax benefits will significantly increase or decrease during the next twelve months. Tax years still open for examination by federal and major state agencies as of December 31, 2008 are 1996 through 2008. Federal and state agencies may disallow research tax carryforwards, net operating loss carryforwards and other carryforwards previously claimed.

As of December 31, 2008, we had federal and state net operating loss carryforwards of $82.8 million and $51.1 million, respectively, available to offset future federal and state taxable income. If not used, the net operating loss carryforwards will expire at various times during the period from 2010 to 2025. Under Section 382 of the Internal Revenue Code of 1986, or the Code, in general, an aggregate increase of more than 50% in the percentage ownership in value of our stock by 5% or greater stockholders (including public groups) over a running three year period constitutes an “ownership change” for federal income tax purposes. Such an ownership change may limit our ability to use, for both regular and alternative minimum tax purposes, any net operating loss carryforwards attributable to the periods prior to the ownership change. We believe that such ownership changes have occurred and may occur in the future to further limit the use of our net operating loss carryforwards. We also believe that any future ownership changes should not have a material adverse effect on the use of our existing net operating loss carryforwards.

New Accounting Pronouncements

In February 2008, the FASB issued FASB Staff Position No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and other Accounting Pronouncements that address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13, FSP 157-1 amending FASB Statement No. 157, Fair Value Measurement, or SFAS No. 157 to exclude FASB Statement No. 13, Accounting for Leases, or SFAS No. 13, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. This scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141 or SFAS No. 141R regardless of whether those assets and liabilities are related to leases. FSP 157-1 will be effective upon the initial adoption of SFAS No. 157. On February 12, 2008, the FASB issued Staff Position No. FAS 157-2, Effective Date of

FASB Statement No. 157, which delayed the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. On October 10, 2008, the FASB issued Staff Position No. FAS 157-3, effective upon issuance, that addresses the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. With the previously stated exception, we adopted SFAS No. 157 as of January 1, 2008. See the required disclosures under the heading Fair Values of Financial Instruments within note 2 to our consolidated financial statements, included elsewhere in the prospectus.

On January 1, 2008, adoption covers only financial assets and liabilities and those non financial assets and liabilities already disclosed at fair value in the financial statements on recurring basis but, subject to a deferral, will expand to all other non-financial assets and liabilities as of January 1, 2009. We evaluated the impact of SFAS No. 157 to all other non-financial assets and liabilities and it does not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60, or SFAS No. 163. SFAS No. 163 seeks to clarify treatment inconsistency under SFAS No. 60 and expand disclosures for financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claims. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; disclosure requirements in paragraphs 30(g) and 31 are effective for the first period (including interim periods) beginning after May 23, 2008. We evaluated this statement and determined it does not have an effect on our presentations and classifications in our financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS No. 162, that identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 also serves to elevate the status of FASB Statement of Financial Accounting Concepts to be equal to FASB standards as both are subject to the same review, evaluation and approval process. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. This statement does not have any effect on our presentations and classifications in our financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133, or SFAS No. 161, that expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods within these fiscal years, beginning after November 15, 2008. We evaluated the effect, updated our disclosures and determined it does not have a material impact on our presentation and classifications in our financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards for a parent company’s noncontrolling, or minority, interests in its subsidiaries. SFAS No. 160 also provides accounting and reporting standards for changes in a parent’s ownership interest of a noncontrolling interest as well as deconsolidation procedures. This statement aligns the reporting of noncontrolling interests in subsidiaries with the requirements in International Accounting Standards 27 and is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. This did not have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or SFAS No. 141R. SFAS No. 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141R also requires that all assets, liabilities, contingent considerations and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141R requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, changes in accounting for deferred tax asset valuation allowances be expensed after the measurement period and acquired income tax uncertainties be expensed after the measurement period. SFAS No. 141R is effective for years beginning after December 15, 2008, with early adoption prohibited. The adoption of this standard will impact any future acquisitions consummated by us.

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements, or EITF No. 07-1, which requires that revenue generated and costs incurred by the parties in the collaborative arrangement be reported in the appropriate line in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, or EITF No. 99-19 and not account for such arrangements on the equity method of accounting. EITF No. 07-1 also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, and the amount and income statement classification of collaboration transactions between the parties. EITF No. 07-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively (if practicable) to all prior periods presented for all collaborative arrangements existing as of the effective date. We have evaluated the effects that EITF No. 07-1 may have on the presentation and classification of these activities in our financial statements and do not believe that it will effect our financial statement presentation.

In April 2008 the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets or FSP No. 142-3. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP No. 142-3 is effective for us as of January 1, 2009, on a prospective basis, and early adoption is prohibited. We evaluated the effects that FSP No. 142-3 has on the presentation and classification of our effected assets in our financial statements and determined it was not material.

Quarterly Results

	Quarters Ended 2007					Quarters Ended 2008					Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31		March 31	June 30		Sept. 30	Dec. 31	March 31, 2009
	(unaudited)
	(in millions)

Revenue	$30.6	$30.9	$39.4	$50.8	(1)	$68.8	$67.4		$66.8	$72.2	$67.2

Income before income taxes	4.1	5.6	13.5	14.7		23.5	21.7		23.8	22.9	17.7
Income tax benefit (expense)	(0.1)	—	(0.1)	58.1	(2)	(9.4)	(10.1	)(3)	(9.5)	(9.1)	(7.1)

Net income	$4.0	$5.6	13.4	$72.8		$14.1	$11.6		$14.3	$13.8	$10.6

(1)	In the fourth calendar quarter of 2007, we began generating revenue from our WorldView-1 satellite.

(2)	During the fourth quarter of 2007, we released our deferred tax valuation allowance of $59.1 million based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

(3)	In connection with the preparation of our 2007 federal income tax return, we determined that certain adjustments should have been made prior to the release of the valuation allowance that was recorded in the fourth quarter of 2007 of $59.1 million. We noted that the net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million. We determined the adjustment is not material as of or for the years ended December 31, 2007 and 2008. Accordingly, the error was corrected in the second quarter of 2008.

Quantitative and Qualitative Disclosures about Market Risk

Our major market risk relates to changing interest rates. As of March 31, 2009, we had outstanding floating-rate term loan debt of $230.0 million, none of which is current. Under our senior credit facility, we were required to maintain one or more interest rate swap agreements for the aggregate notional amount of $100.0 million. Accordingly, we were party to a swap agreement that effectively fixed the LIBOR rate on $100.0 million of principal value of our outstanding term loans at 4.9999%. As of March 31, 2009, the second swap agreement had a notional amount of $100.0 million and fair value of $(1.0) million and the third swap agreement had a notional amount of $130.0 million and fair value of $(1.7) million. For further information on the swap agreement, see note 7 to our consolidated financial statements included elsewhere in the prospectus. The swap agreement was terminated in connection with repayment of the senior credit facility in April 2009.

A hypothetical interest rate change of 1% on our senior credit facility would have changed interest incurred for the years ended December 31, 2008 and March 31, 2009 by $2.3 million. The interest incurred on the swap agreement would not have changed interest expensed, as nearly all interest is capitalized. In addition, a hypothetical interest rate change of 1% on our second swap agreement would not have changed the fair value of the interest swap at March 31, 2009. However, a hypothetical interest rate change of 1% on our third swap agreement would have changed the fair value of the interest rate swap at March 31, 2009 by $3.2 million.

We do not currently have any significant foreign currency exposure. Our revenue contracts are primarily denominated in U.S. dollars and the vast majority of our purchase contracts are denominated in U.S. dollars.

Seasonality

We do not expect seasonality to have a material impact on our business in the future.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at April 15, 2009 and as adjusted to reflect the sale of the shares of common stock by us and the selling stockholders in this offering, for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 43,464,751 shares of common stock outstanding on April 15, 2009 and 44,871,007 shares of common stock outstanding after the completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options, restricted stock or warrants held by that person that are currently exercisable or exercisable within 60 days of April 15, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficial			Shares Beneficially
	Ownership			Owned
	Prior To Offering			After the Offering
			Number of
			Shares
Name and Address of Beneficial Owner	Number	% of Class	Offered	Number	% of Class

Directors and Executive Officers:
Jill D. Smith(1)	289,826	*	—	329,826	*
Walter S. Scott(2)	359,521	*	34,000	325,521	*
Yancey L. Spruill(3)	164,407	*	—	164,407	*
S. Scott Smith(4)	99,883	*	—	99,883	*
J. Alison Alfers(5)	49,165	*	—	49,165	*
Paul M. Albert, Jr.(6)	45,681	*	—	45,681	*
General Howell M. Estes III(7)	33,983	*	—	33,983	*
Warren C. Jenson(8)	32,519	*	—	32,519	*
Judith A. McHale(9)	32,519	*	—	32,519	*
Eddy Zervigon	—	*	—	—	*
All executive officers and directors as a group (13 persons)(10)	1,205,475	2.8%	34,000	1,171,475	2.6%

Other 5% Stockholders:
Morgan Stanley Principal Investments, Inc.(11)	15,990,965	36.8%	1,624,969	14,365,996	32.0%
Funds and Accounts Managed by Beach Point Capital(12)	6,493,603	14.9%	1,720,363	4,773,240	10.6%
Hitachi Software Engineering Co., Ltd.(13)	3,309,145	7.6%	—	3,309,145	7.4%
Ball Technologies Holding Corp.(14)	2,791,089	6.4%	2,093,317	697,772	1.6%
Other Selling Stockholders:
SOLA Ltd. F/K/A Stanfield Offshore Leveraged Assets Ltd.	1,200,000	2.8%	62,509	1,137,491	2.5%
OZ Management, LP(15)	1,111,110	2.6%	1,111,110	—	—
Funds Managed by GLG Partners LP(16)	977,775	2.2%	76,667	901,108	2.0%
The Bond Fund of America, Inc.(17)	796,807	1.8%	796,807	—	—
Telespazio S.P.A	794,640	1.8%	794,640	—	—
Camulos Master Fund LP	742,222	1.7%	150,000	592,222	1.3%
American Funds Insurance Series, High-Income Bond Fund(17)	735,515	1.7%	735,515	—	—

	Shares Beneficial			Shares Beneficially
	Ownership			Owned
	Prior To Offering			After the Offering
			Number of
			Shares
Name and Address of Beneficial Owner	Number	% of Class	Offered	Number	% of Class

American High-Income Trust(17)	612,929	1.4%	612,929	—	—
Caxton Associates LP(18)	610,924	1.4%	610,924	—
Greywolf Capital Management LP(19)	550,000	1.3%	550,000	—	—
Stewart Title Company(20)	433,350	*	433,350	—	—
Zohar CDO 2003-1, Limited	390,273	*	390,273	—	—
Lispenard Street Credit (Master) LTD	346,666	*	231,111	115,555	*
American Funds Insurance Series Asset Allocation Fund(17)	245,171	*	245,171	—	—
Pond View Credit (Master) LP	186,666	*	124,444	62,222	*
P & S Capital Management, L.P.(21)	137,098	*	137,098	—	—
Mark Dickstein(22)	113,008	*	62,259	50,749	*
William C. Miller IV(23)	112,817	*	112,817	—	—
S&E Partners, L.P.(24)	112,607	*	112,607	—	—
Scoggin, LLC(25)	112,607	*	112,607	—	—
Curtis Schenker(26)	104,602	*	71,296	33,306	*
Additional selling stockholders collectively holding less than 1% of the outstanding shares of the company’s common stock prior to completion of the offering (52 selling stockholders)(27)	420,349	*	326,961	93,388	*

(1)	Consists of exercisable options to purchase 289,826 shares of common stock and, after the offering, 40,000 shares of common stock to be issued to Ms. Smith pursuant to her employment agreement.

(2)	Includes exercisable options to purchase 194,426 shares of common stock and, prior to the offering, 137,663 shares held by Walter S. Scott and Diane R. Scott TTEES or their successors in trust under the Walter and Diane Scott Living Trust DTD March 19, 2000, 34,000 of which are being sold in this offering.

(3)	Includes exercisable options to purchase 164,165 shares of common stock.

(4)	Consists of exercisable options to purchase 99,883 shares of common stock.

(5)	Consists of exercisable options to purchase 49,165 shares of common stock.

(6)	Includes exercisable options to purchase 41,932 shares of common stock.

(7)	Consists of exercisable options to purchase 33,983 shares of common stock.

(8)	Consists of exercisable options to purchase 32,519 shares of common stock.

(9)	Consists of exercisable options to purchase 32,519 shares of common stock.

(10)	Includes exercisable options to purchase 1,061,718 shares of common stock.

(11)	The address of Morgan Stanley Principal Investments, Inc. is 1585 Broadway, 2nd Floor, New York, NY 10036.

(12)	Includes shares owned by funds and accounts managed by Beach Point Capital. The address of the funds managed by Beach Point Capital is 11755 Wilshire Boulevard, Suite 1400, Los Angeles, CA 90025. In January 2009, Beach Point Capital assumed certain rights and obligations from Post Advisory Group. In connection with that assignment, Beach Point Capital became investment manager of these funds and accounts, formerly managed by Post Advisory Group. Beach Point Capital or its affiliates has investment and/or voting control of all the shares held by these funds and accounts and may be deemed to be the beneficial owner for purposes of reporting requirements of the Exchange Act. Beach Point Capital, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Beach Point Capital is an investment adviser registered under the Investment Advisers Act of 1940.

(13)	Includes 379,252 shares held by Hitachi, Ltd., an affiliate. The address of Hitachi Software Engineering Co., Ltd. is 4-12-7, Higashi-Shinagawa-Ku, Tokyo 140-0002, Japan.

(14)	The address of Ball Technologies Holdings Corp. is c/o Ball Corporation, 10 Longs Peak Drive, Broomfield, CO 80021.

(15)	Consists of 586,111 shares held by OZ Master Fund Ltd., 446,333 shares held by OZ Europe Master Fund Ltd. and 78,666 shares held by OZ Global Special Investments Master Fund LP. Oz Management, LP serves as an investment manager to a number of discretionary accounts for which it has voting and dispositive authority over these shares. Daniel S. Och, as Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management, LP and the Investment Manager to Oz Master Fund Ltd., Oz Europe Master Fund, Ltd. and Oz Global Special Investments Master Fund LP., may be deemed to have investment and/or voting control of the shares of Oz Master Fund Ltd., Oz Europe Master Fund, Ltd. and Oz Global Special Investments Master Fund LP. The address of each of these funds is c/o Oz Management, LP, 9 West 57th St., 39th Floor, New York, NY 10019.

(16)	Consists of 222,222 shares held by GLG European Long-Short (Special Assets) Fund, 222,222 shares held by GLG North American Opportunity (Special Assets) Fund, 222,222 shares held by GLG Technology Fund, 153,333 shares held by GLG Investments Plc: Sub-Fund: GLG Capital Appreciation Fund, 88,888 shares held by GLG European Opportunity Fund, 57,777 shares held by GLG Investments IV PLC: Sub-Fund: GLG Capital Appreciation (Distributing) Fund and 11,111 shares held by GLG Investments Plc; Sub-Fund: GLG Balanced Fund. GLG Partners LP serves as the investment adviser for GLG Technology Fund, GLG Investments PLC: Sub-Fund: GLG Balanced Fund, GLG Investments PLC: Sub-Fund: GLG Capital Appreciation Fund, GLG European Opportunity Fund, GLG North

American Opportunity (Special Assets) Fund, GLG European Long-Short (Special Assets) Fund and GLG Investments IV PLC: Sub-Fund: GLG Capital Appreciation (Distributing) Fund. GLG Partners LP or its affiliates has voting and/or dispositive power of all of the shares held by these funds and may be deemed to be the beneficial owner for purposes of reporting requirements of the Exchange Act. GLG Partners LP, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. GLG Partners LP is an investment adviser regulated by the UK Financial Services Authority. The address of each of GLG European Long-Short (Special Assets) Fund, GLG North American Opportunity (Special Assets) Fund, GLG Technology Fund and GLG European Opportunity Fund is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The address of each of GLG Investments Plc: Sub-Fund: GLG Capital Appreciation Fund, GLG Investments IV PLC: Sub-Fund: GLG Capital Appreciation (Distributing) Fund and GLG Investments Plc; Sub-Fund: GLG Balanced Fund is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

(17)	Capital Research and Management Company serves as the investment adviser for American High-Income Trust, The Bond Fund of America, Inc., American Funds Insurance Series, Asset Allocation Fund, American Funds Insurance Series, Bond Fund and American Funds Insurance Series, High-Income Bond Fund. Capital Research and Management Company or its affiliates has voting and/or dispositive power of all of the shares held by these funds and may be deemed to be the beneficial owner for purposes of reporting requirements of the Exchange Act. Capital Research and Management Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research and Management Company is an investment adviser registered under the Investment Advisers Act of 1940. The address of each of these funds is 333 South Hope Street, Los Angeles, California 90071.

(18)	Consists of 242,372 shares held by Caxton Equity Growth Holdings LP and 368,552 shares held by Caxton International Limited. Caxton Associates LP serves as the investment adviser for Caxton Equity Growth Holdings LP and Caxton International Limited. Caxton Associates LP or its affiliates has voting and/or dispositive power of all of the shares held by these funds. Caxton Associates LP, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of each of the funds is c/o Prime Management Limited Mechanics Building, 12 Church Street, Hamilton, HM11 Bermuda.

(19)	Consists of 500,000 shares held by Greywolf Capital Overseas Fund and 50,000 shares held by Greywolf Capital Partners II LP. Greywolf Advisors LLC, as general partner to Greywolf Capital Partners II LP, has voting and/or dispositive power of all such shares owned by Greywolf Capital Partners II LP. and may be deemed to be the beneficial owner for purposes of reporting requirements of the Exchange Act. Greywolf Management LP, as investment manager of Greywolf Capital Partners II LP and Greywolf Capital Overseas Fund, has voting and/or dispositive power of all such shares owned by Greywolf Capital Partners II LP and Greywolf Capital Overseas Fund. Greywolf GP LLC, as general partner of Greywolf Management LP, has voting and/or dispositive power of all such shares owned by Greywolf Capital Partners II LP and Greywolf Capital Overseas Fund. Jonathan Savitz, as the senior managing member of Greywolf Advisors LLC and as the sole managing member of Greywolf GP LLC, has voting and/or dispositive power of all such shares owned by Greywolf Capital Partners II LP and Greywolf Capital Overseas Fund. Each of Greywolf Advisers LLC, Greywolf Management LP, Greywolf GP LLC and Jonathan Savitz hereby disclaim any beneficial ownership of any such shares. The address of each of Greywolf Capital Partners II, LP and Greywolf Capital Overseas Fund is c/o Greywolf Capital Management LP, 4 Manhattanville Road, Suite 201, Purchase, NY 10577.

(20)	The selling shareholder was party to a stock purchase agreement with us, pursuant to which we acquired GlobeXplorer.

(21)	Consists of 75,404 shares held by Gracie Capital LP and 61,694 shares held by Gracie Capital International Ltd. P&S Capital Management, L.P. serves as the investment adviser for Gracie Capital LP and Gracie Capital International Ltd. P&S Capital Management, L.P. or its affiliates has voting and/or dispositive power of all of the shares held by these funds and may be deemed to be the beneficial owner for purposes of reporting requirements of the Exchange Act. P&S Capital Management, L.P., however, expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of each of these entities is c/o Sam Konz and Greg Pearson, 590 Madison Ave, 28th Floor, New York, NY 10022.

(22)	Includes 2,259 shares held by Mark Dickstein & Elyssa Dickstein TTEES F B O Mark & Elyssa Dickstein FDTN Agreement DTD 1 21 98. The address is c/o Paula Lorditch, 55 Madison Ave., Suite 400, Morristown, NJ 07960.

(23)	Consists of 112,817 shares held by William C. Miller, IV. The address of Mr. Miller is c/o J.M. Hartwell, 515 Madison Avenue, New York, NY 10022.

(24)	Consists of 112,607 shares held by Scoggin Capital Management, L.P. II. S&E Partners, L.P. is the general partner and investment adviser of Scoggin Capital Management, L.P. II and has investment and/or voting control of all the shares of the fund. Curtis Schenker, as Chief Executive Officer and Craig Effron, as President of S&E Partners, L.P., have shared investment and/or voting control of the shares of the fund. The address of Scoggin Capital Management, L.P. II is 660 Madison Avenue, New York, NY 10021.

(25)	Consists of 112,607 shares held by Scoggin International Fund, Ltd. Scoggin, LLC is the investment advisor of Scoggin International Fund, Ltd. and has investment and/or voting control of all the shares of the fund. Curtis Schenker and Craig Effron, are the managing members of Scoggin, LLC and have shared investment and/or voting control of the shares of the fund. The address of Scoggin International Fund, Ltd. is 660 Madison Avenue, New York, NY 10021.

(26)	Includes 5,648 shares held by CJS Partners, L.P. and 93,306 shares held by Curtis Schenker, Elyssa Dickstein, Craig Effron & Jefferey Schwartz TTEES F B O: Life Time Fund DTD 12 27 88. Mr. Schenker is the General Partner of CJS Partners, L.P. Mr. Schenker is a trustee to Curtis Schenker, Elyssa Dickstein, Craig Effron & Jefferey Schwartz TTEES F B O: Life Time Fund DTD 12 27 88. The address of CJS Partners, L.P. is 660 Madison Avenue, New York, NY 10021. The address of Curtis Schenker, Elyssa Dickstein, Craig Effron & Jefferey Schwartz TTEES F B O: Life Time Fund DTD 12 27 88 is c/o Paula Lorditch, 55 Madison Ave., Suite 400, Morristown, NJ 07960.

(27)	Consists of the combined beneficial ownership of 52 selling stockholders whose collective holdings are less than 1% of our outstanding shares held as of April 15, 2009. The shares subject to this footnote also include options to purchase 23,748 shares of common stock that are exercisable within 60 days of April 15, 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DigitalGlobe, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, and stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of DigitalGlobe, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” effective on January 1, 2007.

PricewaterhouseCoopers LLP
Denver, Colorado
March 24, 2009, except for Note 19,
as to which the date is April 28, 2009

DigitalGlobe, Inc.

Consolidated Income Statements
(in millions, except share and per share data)

				For the Three Month
				Periods Ended
	For the Year Ended December 31,			March 31,
	2006	2007	2008	2008	2009
				(unaudited)

Revenue	$106.8	$151.7	$275.2	$68.8	$67.2
Costs and expenses:
Cost of revenue, excluding depreciation and amortization	16.5	22.1	28.5	6.7	6.4
Selling, general and administrative	37.4	49.0	76.1	18.4	22.6
Depreciation and amortization	46.0	46.8	75.7	18.8	18.7
Loss on disposal of assets	0.1	—	—	—	—

Income from operations	6.8	33.8	94.9	24.9	19.5
Interest income (expense), net	3.1	4.1	(3.0)	(1.4)	—
Mark-to-market on derivative instrument	—	—	—	—	(1.8)

Income before income taxes	9.9	37.9	91.9	23.5	17.7
Income tax (expense) benefit	(0.7)	57.9	(38.1)	(9.4)	(7.1)

Net income	$9.2	$95.8	$53.8	$14.1	$10.6

Earnings per share:
Basic earnings per share	$0.24	$2.21	$1.24	$0.32	$0.24

Diluted earnings per share	$0.24	$2.18	$1.22	$0.32	$0.24

Weighted average common shares outstanding:
Basic	38,433,419	43,269,243	43,513,506	43,420,261	43,499,757

Diluted	38,832,556	43,993,589	44,100,898	44,162,965	43,989,202

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Balance Sheets
(in millions, except share and per share data)

			As of
	As of December 31,		March 31,
	2007	2008	2009
			(unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22.9	$60.8	$67.9
Restricted cash	2.4	2.5	2.5
Accounts receivable, net of allowance for doubtful accounts of $0.6, $0.9, and $1.3 respectively	41.1	44.3	47.2
Accounts receivable from related party	4.1	2.5	3.4
Aerial image library	3.9	4.9	4.1
Prepaid WorldView-1 insurance	4.9	2.4	1.9
Other prepaid and current assets	2.6	3.4	7.9
Deferred taxes	17.0	24.9	21.3

Total current assets	98.9	145.7	156.2
Property and equipment, net of accumulated depreciation of $218.5, $288.6, and $306.8 respectively	733.7	792.9	814.9
Goodwill	8.7	8.7	8.7
Intangibles, net of accumulated amortization of $2.4, $5.4, and $5.9 respectively	6.6	3.6	3.1
Long-term deferred contract costs	6.3	5.7	5.5
Long-term deferred contract costs from related party	5.6	15.9	16.7
Other assets, net	5.6	7.7	6.9
Long-term deferred taxes, net	42.1	—	—

Total assets	$907.5	$980.2	$1,012.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3.9	$0.7	$17.0
Accounts payable to related party	8.2	1.8	7.3
Accrued interest	4.1	3.5	3.1
Other accrued liabilities	9.3	20.1	12.3
Other accrued liabilities to related party	12.0	2.7	4.5
Current portion of deferred revenue	31.1	28.1	31.6
8.5% Cumulative mandatorily redeemable preferred stock — Series C; $.001 par value; 50,000,000 shares authorized; 10 shares issued and outstanding; aggregate liquidation preference of $0.0 million as of December 31, 2007 and $0.5 million as of December 31, 2008 and March 31, 2009 (unaudited)	—	0.5	0.5

Total current liabilities	68.6	57.4	76.3
Deferred taxes	—	—	2.4
Deferred revenue	239.3	214.9	208.5
Deferred revenue related party	18.2	24.7	26.7
Deferred lease incentive	6.3	6.3	6.1
Long-term debt	230.0	230.0	230.0
Long-term debt and accrued interest to related parties	—	44.6	46.5
8.5% Cumulative mandatorily redeemable preferred stock — Series C; $.001 par value; 50,000,000 shares authorized; 10 shares issued and outstanding; aggregate liquidation preference of $0.5 million as of December 31, 2007 and $0.0 million as of December 31, 2008 and March 31, 2009 (unaudited)	0.5	—	—

Total liabilities	$562.9	$577.9	$596.5
COMMITMENTS AND CONTINGENCIES (Note 16)
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 24,000,000 shares authorized; no shares issued and outstanding at December 31, 2007, December 31, 2008 and March 31, 2009 (unaudited)	—	—	—
Common stock; $0.001 par value; 250,000,000 shares authorized; 43,342,155 shares issued and outstanding at December 31, 2007, 43,468,941 shares issued and outstanding at December 31, 2008 and 43,480,362 shares issued and outstanding at March 31, 2009 (unaudited)	0.2	0.2	0.2
Treasury stock, at cost; 20,371 shares at December 31, 2007 and 21,555 at December 31, 2008 and 25,311 at March 31, 2009 (unaudited)	(0.2)	(0.2)	(0.3)
Additional paid-in capital	461.5	467.2	469.8
Accumulated other comprehensive income (loss)	0.3	(1.5)	(1.4)
Accumulated deficit	(117.2)	(63.4)	(52.8)

Total stockholders’ equity	344.6	402.3	415.5

Total liabilities and stockholders’ equity	$907.5	$980.2	$1,012.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Statements of Cash Flows
(in millions)

				For the Three
				Months Ended
	For the Year Ended December 31,			March 31,
	2006	2007	2008	2008	2009
				(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9.2	$95.8	$53.8	$14.1	$10.6
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of assets	0.1	—	—	—	—
Depreciation and amortization expense	46.0	46.8	75.7	18.8	18.7
Non-cash recognition of pre-FOC payments	—	(3.2)	(25.5)	(6.4)	(6.6)
Non-cash amortization	(1.2)	2.6	1.5	0.9	1.1
Non-cash stock compensation expense	2.2	2.6	4.2	1.1	2.3
Amortization of debt issuance costs	—	0.2	0.3	0.4	—
Deferred income taxes	—	(59.1)	34.7	8.8	6.0
Changes in:
Accounts receivable, net	(1.8)	(28.5)	(3.2)	(0.6)	(2.9)
Accounts receivable from related party	(0.3)	(2.2)	3.0	1.1	(0.8)
Aerial image library	—	(4.2)	(2.6)	(0.6)	(0.4)
Other assets	(0.5)	(4.0)	1.9	1.7	(2.1)
Accounts payable	2.8	(3.3)	(1.5)	0.8	0.5
Accounts payable and accrued liabilities to related parties	(0.1)	1.6	(1.1)	(1.4)	0.9
Accrued liabilities	1.8	0.8	8.1	(0.9)	(6.2)
Deferred contract costs from related party	—	(5.6)	(10.3)	(0.6)	(0.7)
Deferred revenue	24.1	31.1	(1.9)	(1.1)	3.8
Deferred revenue related party	0.3	7.9	6.5	0.7	1.9
Deferred lease incentive	(0.3)	0.8	0.8	—	—

Net cash flows provided by operating activities	82.3	80.1	144.4	36.8	26.1

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in progress additions	(80.5)	(233.4)	(131.8)	(55.4)	(15.6)
Other property, equipment and intangible additions	(2.4)	(4.7)	(10.2)	(0.8)	(2.1)
Acquisition, net of cash acquired	(0.6)	(9.4)	—	—	—
Decrease (increase) in restricted cash	—	3.8	(0.1)		—
Settlements from derivative instrument	0.8	0.2	(1.4)	(0.1)	(0.1)
Purchases of investments available-for-sale	(90.7)	(163.5)	—		—
Sale of investments available-for-sale	8.0	249.2	—	—	—

Net cash flows used in investing activities	(165.4)	(157.8)	(143.5)	(56.3)	(17.8)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt, net of issuance costs	30.0	—	38.5	38.5	(0.7)
Proceeds from issuance of common stock	99.7	—	—	—	—
Costs associated with initial public offering	—	—	(2.7)	—	(0.4)
Stock issuance costs	—	(2.0)	—	—	—
Payments for repurchase of common stock	(0.2)	—	—	—	(0.1)
Proceeds from exercise of stock options	—	0.7	1.2	0.8	—
Loan amendment fee	(1.6)	(1.1)	—	—	—

Net cash flows provided by (used in) financing activities	127.9	(2.4)	37.0	39.3	(1.2)

Net increase (decrease) in cash and cash equivalents	44.8	(80.1)	37.9	19.8	7.1
Cash and cash equivalents, beginning of period	58.2	103.0	22.9	22.9	60.8

Cash and cash equivalents, end of period	$103.0	$22.9	$60.8	$42.7	$67.9

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized	$—	$0.7	$—	$1.3	—
Cash paid for income taxes	$—	$1.3	$2.2	$0.3	$0.3
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash items capitalized in construction in progress	$2.2	$1.6	$—	$—	$—
Changes to non-cash property and equipment accruals, including stock compensation expense, interest and long-term debt to related parties	$14.0	$0.3	$10.1	$16.0	$(22.6)
Common stock issued for the GlobeXplorer acquisition	$—	$11.3	$—	$—	$—
Non-cash deferred financing costs incurred					(0.2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

					Additional			Accumulated		Total
	Common Stock		Treasury Stock		Paid-in	Deferred Stock	Accumulated	Comprehensive	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Income (Loss)	Income (Loss)	Equity
	(in millions except share amounts)

Balance at December 31, 2005	38,270,080	$0.2	—	$—	$346.9	$(0.5)	$(222.2)	$0.3	$(28.4)	$124.7

Issuance of common stock, net
of issuance costs	4,478,545	—	—	—	97.7	—	—	—	—	97.7
Repurchase of common stock	—	—	(20,371)	(0.2)	—	—	—	—	—	(0.2)
Stock compensation expense,
net of forfeitures	—	—	—	—	2.2	0.5	—	—	—	2.7
Effective financial derivatives,
net of tax	—	—	—	—	—	—	—	0.8	0.8	0.8
Net income	—	—	—	—	—	—	9.2	—	9.2	9.2

Balance at December 31, 2006	42,748,625	$0.2	(20,371)	$(0.2)	$446.8	$—	$(213.0)	$1.1	$10.0	$234.9

Common stock issued in connection with acquisition	500,000	—	—	—	11.3	—	—	—	—	11.3
Exercise of common stock options to Employees	93,530	—	—	—	0.7	—	—	—	—	0.7
Stock compensation expense, net of forfeitures	—	—	—	—	2.7	—	—	—	—	2.7
Effective financial derivatives, net of tax	—	—	—	—	—	—	—	(0.8)	(0.8)	(0.8)
Net income	—	—	—	—	—	—	95.8	—	95.8	95.8

Balance at December 31, 2007	43,342,155	$0.2	(20,371)	$(0.2)	$461.5	$—	$(117.2)	$0.3	$95.0	$344.6

Exercise of common stock options to Employees	126,786	—	—	—	1.2	—	—	—	—	1.2
Repurchase common stock	—	—	(1,184)	—	—	—	—	—	—	—
Stock compensation expense, net of forfeitures	—	—	—	—	4.5	—	—	—	—	4.5
Effective financial derivatives, net of tax	—	—	—	—	—	—	—	(1.8)	(1.8)	(1.8)
Net income	—	—	—	—	—	—	53.8	—	53.8	53.8

Balance at December 31, 2008	43,468,941	$0.2	(21,555)	$(0.2)	$467.2	$—	$(63.4)	$(1.5)	$52.0	$402.3

Exercise of common stock options to Employees (unaudited)	1,421	—	—	—	—	—	—	—	—	—
Repurchase of common stock (unaudited)	—	—	(3,756)	(0.1)	—	—	—	—	—	(0.1)
Vesting of restricted stock (unaudited)	10,000	—	—	—	—	—	—	—	—	—
Stock compensation expense, net of forfeitures (unaudited)	—	—	—	—	2.6	—	—	—	—	2.6
Effective financial derivatives, net of tax	—	—	—	—	—	—	—	0.1	0.1	0.1
Net income (unaudited)	—	—	—	—	—		10.6	—	10.6	10.6

Balance at March 31, 2009	43,480,362	$0.2	(25,311)	$(0.3)	$469.8	$—	$(52.8)	$(1.4)	$10.7	$415.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Dollars in millions except for share and per share data, unless otherwise noted)

NOTE 1:	General Information and Financial Condition

DigitalGlobe, Inc. (DigitalGlobe, the Company or we) was originally incorporated as EarthWatch, Incorporated on September 30, 1994 under the laws of the State of Colorado and, on August 21, 1995, was reincorporated under the laws of the State of Delaware. We commenced development stage operations on March 31, 1995 with the contribution of the net assets of WorldView Imaging Corporation and certain assets of Ball Corporation. On August 22, 2002, we changed our name to DigitalGlobe, Inc.

We are a provider of commercial high resolution earth imagery products and services. We have customers in both the (i) defense and intelligence and (ii) commercial sectors.

We successfully launched and deployed the QuickBird satellite on October 18, 2001, and completed initial on-orbit calibration and commissioning in February 2002, at which time we began selling imagery collected by the satellite. Since that time, we have been operating the QuickBird satellite and associated ground processing systems to generate 61-cm resolution black and white and color products, and 2.44-meter multi-spectral products.

In January 2007, the Company acquired GlobeXplorer, LLC and AirPhotoUSA, LLC (together referred to herein as GlobeXplorer) for a total purchase price of $21.3 million, net of cash acquired of $1.4 million. GlobeXplorer is a producer, integrator and provider of geographic data and of earth imagery. We completed the acquisition of GlobeXplorer to broaden our customer portfolio, expand our product offerings to include aerial and other satellite imagery content, and add web-based distribution capabilities. See further discussion in Note 16.

During the third quarter of 2007, the Company successfully launched the WorldView-1 satellite. On November 16, 2007, the National Geospatial-Intelligence Agency (NGA) of the United States government, our largest customer, certified that the WorldView-1 satellite had satisfied the performance metrics under the terms of the NextView agreement and declared the WorldView-1 satellite to have achieved full operational capability (FOC).

The Company has incurred significant capital expenditures for the construction of its satellites and estimates that the remaining costs, including unallocated contingency to construct and launch its WorldView-2 satellite, will be $154.3 million for 2009. The Company believes that its existing cash plus anticipated cash flows from operations in 2009 will be sufficient to cover these capital expenditures. However, these cash flows could turn out to be insufficient. If the Company were to experience cash flow shortages in 2009, management believes it would be able to maintain liquidity through a reduction of operating expenses and/or deferral of such capital expenditures.

NOTE 2:	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of DigitalGlobe, Inc. and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Accounts related to the acquisition of GlobeXplorer, LLC, and AirPhotoUSA, LLC are included subsequent to the acquisition in January 2007.

Basis of Presentation

Our accompanying unaudited consolidated financial statements for the three month periods ended March 31, 2008 and March 31, 2009 included herein have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments, including normal recurring adjustments that are considered necessary for a fair presentation of the accompanying consolidated financial statements, have been

Notes to Consolidated Financial Statements — (Continued)

included. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for any future period.

All amounts included in the consolidated financial statements for the three month period ended March 31, 2008 and March 31, 2009 are unaudited.

Use of Estimates

Our consolidated financial statements are based on the selection and application of GAAP that require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Cash and Cash Equivalents

We consider all highly liquid investments, excluding restricted funds purchased with an original maturity date of three months or less at the date acquired, to be cash equivalents.

Restricted Cash

The Company’s restricted cash at December 31, 2007, 2008 and March 31, 2009 was comprised of $1.2 million, $1.3 million and $1.3 million, respectively, of collateral for an FCC performance bond associated with a milestone related to the launch of the WorldView-2 satellite and $1.2 million of restricted cash under the lease agreement for our headquarters for December 31, 2007, 2008, and March 31, 2009.

Short-term Investments

As of December 31, 2007, 2008, and March 31, 2009 we had no short-term investments. However, at December 31, 2006 and through a portion of 2007 the Company held short term investments. All auction rate securities (ARS) and variable rate demand notes (VRDN) were classified as available-for-sale short-term investments. ARS and VRDN are variable rate investments tied to short-term interest rates, which generally reset every 30 days. Interest paid during a given period is based upon the interest rate determined during the prior auction period. Although these securities are issued and rated as long-term investments, with original maturities of approximately 30 years, they are priced and traded as short-term instruments because of the liquidity provided through the volume and frequency of the auctions. The Company only invests in securities with active secondary or resale markets to ensure portfolio liquidity and the ability to readily convert investments to cash to fund current operations, or to satisfy other cash requirements as needed. As of December 31, 2007, 2008 and March 31, 2009, we held no ARS or VRDN.

Accounts Receivable

The Company’s customer base includes customers located in foreign countries. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring processes. In making the determination of the appropriate allowance for doubtful accounts, the Company considers specific accounts, analysis of accounts receivable aging reports, changes in customer payment patterns, historical write-offs and returns, changes in customer demand and relationships, and customer credit worthiness.

Notes to Consolidated Financial Statements — (Continued)

Aerial Image Library

Our aerial image library costs are composed of the direct costs of contracting with third parties to collect aerial imagery and the direct costs of converting that data into aerial image products and is accounted for at the lesser of its cost or net realizable value. Our aerial image library costs are charged to cost of revenue over the estimated economic life of the imagery, which has been estimated to be two years. Such costs are charged to cost of revenue on an accelerated basis reflective of the pattern in which the economic benefits of the asset is expected to be realized. Although the aerial image library is classified as a current asset, the library is not necessarily as liquid as other current assets. While the entire library is available for sale, it may not be converted into cash in a single one year operating cycle.

Property and Equipment

Property and equipment are recorded at cost. Pursuant to Statement of Financial Accounting Standard (SFAS) No. 34, “Capitalization of Interest Cost” the cost of our satellites include capitalized interest costs incurred during the construction and development period. In addition, capitalized costs of our satellites and related ground systems include internal direct labor costs incurred in the construction and development as well as depreciation costs (included in QuickBird and WorldView-1) related to assets which support the construction and development of the satellites and related ground systems. Ground systems are placed into service when they are ready for their intended use. While under construction, the costs of our satellites are capitalized assuming the eventual successful launch and in-orbit operation of the satellite. If a satellite were to fail during launch or while in-orbit, the resulting loss would be charged to expense in the period in which such loss were to occur. The amount of any such loss would be reduced to the extent of insurance proceeds received as a result of the launch or in-orbit failure.

The Company performs a semi-annual assessment of the useful life of the QuickBird and WorldView-1 satellites. The assessment evaluates the efficiencies of the operation of the satellite and the fuel level. An adjustment will be made to the estimated depreciable life of the satellite, if deemed necessary by the assessment performed. Any changes to the estimated useful life of our satellites and the related impact on depreciation expense will be accounted for on a prospective basis on the date of the change.

The Company capitalizes certain internal and external software development costs incurred to develop software for internal use in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The Company expenses the costs of developing computer software until the software has reached the application development stage and capitalizes all costs incurred from that time until the software is ready for its intended use, at which time amortization of the capitalized costs begins. Determination of when the software has reached the application development stage is based upon completion of conceptual designs, evaluation of alternative designs and performance requirements. Costs of major enhancements to internal use software are capitalized while routine maintenance of existing software is charged to expense as incurred. The determination of when the software is in the application development stage and the ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain factors, including, but not limited to, estimated economic life and changes in software and hardware technology.

Internal use capitalized software costs are amortized on a product-by-product basis over their expected useful life, which is generally three to five years. Software costs that are directly related to a satellite are capitalized with the satellite and amortized over the satellite’s estimated useful life. Amortization expense related to capitalized software costs, exclusive of software cost amortized as part of the cost of our satellites, was $9.5 million, $8.1 million, $7.2 million, $2.0 million and $1.5 million for years ending 2006, 2007 and 2008, and for the three months ended March 31, 2008 and 2009, respectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets (three to seven years for computer equipment and seven to ten and one half years for most other assets, including the satellites and ground stations). Leasehold improvements and assets used pursuant to leases are depreciated on a straight-line basis over the shorter of their useful lives or lease terms; such depreciation is included in depreciation

Notes to Consolidated Financial Statements — (Continued)

expense. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations. Repairs and maintenance are expensed as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Intangible assets (identified as trademarks, core technology, customer relationships and non-compete agreements) are recorded at fair value as determined at the time of acquisition in accordance with Statements of Financial Accounting Standards, SFAS 141, Business Combinations or SFAS 141. The goodwill and intangible assets are attributable to the commercial segment.

We test the carrying value of goodwill for impairment using a discounted cash flow methodology annually and more frequently if a triggering event occurs. During the fourth quarter of 2008, the annual impairment test on the goodwill recorded was completed and it was determined that there was no impairment of the goodwill. Our goodwill is deductible for income tax purposes.

Deferred Contract Costs

The Company capitalized certain costs reimbursable under the NextView Agreement, incurred in the construction and development of our WorldView-1 satellite and related ground systems during the construction and development period. These costs were related to internal support costs and were required and reimbursable expenditures under the NextView Agreement. These costs were not capitalized as fixed assets, but were deferred in accordance with government contract accounting guidelines. Upon the successful launch of the WorldView-1 satellite, the deferred contract costs began being amortized ratably over the customer relationship period (the same as the life of the satellite, or 10.5 years).

Deferred Contract Costs from a Related Party

The Company defers certain direct costs incurred in the construction of direct access facilities built for direct access program customers, consisting of hardware, software and labor purchased from a related party. The direct access facility will allow the Company’s direct access program customers to communicate with the Company’s satellites. The costs incurred to date are related to contractual agreements for the construction of the Company’s first direct access facility and are directly related to fulfillment of direct access program related revenue contracts. Accordingly, the deferred contract costs from related party will be recognized as expense in the period of revenue recognition of the Company’s direct access program contracts, which is expected to be the life of the WorldView-2 satellite. The Company does not have deferred contract costs from the related party in excess of related contract deferred revenue.

Debt Issuance Costs and Debt Discounts

Debt issuance costs are deferred and amortized to interest expense using the effective interest method in accordance with Accounting Principles Board Opinion (APB) No. 21, “Interest on Receivables and Payables.”

Long-Lived Assets

With the exception of goodwill, the Company periodically evaluates the carrying value of long-lived assets for impairment when events and circumstances indicate the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset (or asset group) are separately identifiable and less than the asset’s (or asset group’s) carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company believes no circumstances indicating impairment exist in any of its long-lived assets.

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition

The Company evaluates its sales arrangements using the guidance of Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), to determine whether they include more than one unit of accounting. Using the guidance of EITF 00-21, we have identified the following units of accounting: (a) licenses of imagery; (b) sales of direct access program and direct access facilities, consisting of imagery bundled with hardware, software and support; (c) service level agreements; and (d) sales of subscription and subscription-type arrangements.

The Company recognizes revenue in accordance with the applicable revenue guidance for each unit of accounting identified, which in most cases, is in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). Revenue from sales of our products and services is recognized in accordance with SAB 104 when all of the following criteria have been met:

(1) Persuasive evidence of an arrangement exists,

(2) Delivery has occurred or services have been rendered,

(3) Our price to the buyer is fixed or determinable, and

(4) Collectibility is reasonably assured.

Revenue from sales arrangements that include software that is essential to the functionality of non-software deliverables is recognized in accordance with SOP 97-2. Revenue is allocated to the various units of accounting based on their relative fair value and is recognized as follows for each of our revenue sources:

Licenses.  Revenue from sales of imagery licenses is recognized when the images are physically delivered to the customer or, in the case of electronic delivery, when the customer is able to directly download the image from our system. In certain customer arrangements, we have substantial acceptance provisions. For these arrangements, revenue is recognized upon acceptance by these customers.

Direct Access Program and Direct Access Facility.  Sales under the direct access program include construction of the direct access facility, consisting of hardware software and operational maintenance support, and an arrangement to allow the customer access to the satellite to task and download imagery. This arrangement has been treated as a single unit of accounting as Vendor Specific Objective Evidence of fair value for undelivered items cannot be determined nor are believed to have stand-alone value. Accordingly, all funds received have been recorded as deferred revenue as further described below.

Service Level Agreements.  The Company recognizes service level agreement revenue net of any allowances resulting from failure to meet certain stated monthly performance metrics. Net revenue is recognized each month because the fee for each month is fixed and non-refundable and is for a defined and fixed level of service each month.

Subscriptions.  The Company sells time-based subscriptions to its web-based products such as Image-Connect. These arrangements allow customers access to our product via the internet for a set period of time and for a fixed fee. Revenue from these arrangements is recognized ratably over the subscription period. In addition, we have other subscription-type arrangements in which customers prepay for a set number of product accesses (for instance each time users click on an image of their home). Each time a product is accessed, a portion of the customer’s prepayment is earned. These prepayments are recorded as deferred revenue when received and the revenue is recognized based on the number of times the product is accessed.

Sales of our products and services to certain customers are subject to appropriation of available funds. We do not recognize revenue prior to funds being appropriated.

Royalties.  Revenue from royalties is based on agreements or license with third parties that allow the third party to incorporate our product into their value added product for commercial distribution. Revenue from these

Notes to Consolidated Financial Statements — (Continued)

royalty arrangements is recorded in the quarter earned or on a systematic basis over the term of the license agreement.

Deferred Revenue

The Company has entered into several types of transactions, as more fully discussed below, where we received payment for products or services in advance of meeting the criteria for revenue recognition set out above. These payments are recorded as deferred revenue when received and are recognized as revenue when earned.

Our deferred revenue is composed of payments received in advance of recognition of revenue, the majority of which relate to the following types of arrangements: (i) prepayments from NGA; (ii) direct access program; (iii) advanced customer payments and (iv) subscription arrangements.

Prepayments from NGA.  Under the NextView agreement, we received $266.0 million from NGA, in advance of solution deliveries, to allow us to partially fund construction of the WorldView-1 satellite. These payments were recorded as deferred revenue when received during the construction period and are being recognized as revenue over the estimated customer relationship period of 10.5 years. Recognition of this deferred revenue commenced upon WorldView-1 reaching FOC in November 2007. As of December 31, 2007, 2008 and March 31, 2009, deferred revenue for these prepayments was $264.8 million, $239.3 million and $232.9 million, respectively.

Direct Access Program.  We will begin earning revenue from our Direct Access Program (DAP), once the systems are completed and access rights to the satellites commence. Under the DAP, customers may be allowed to send instructions to the WorldView-1 and WorldView-2 satellites and download imagery directly to their ground stations. DAP arrangements consist of several elements, some of which we are paid for in advance and recorded as deferred revenue, as follows:

Direct Access Facility (DAF) Sales.  DAFs are built for DAP customers and consist of hardware and software needed to communicate with our satellites. Payments received during the construction period in advance of the imagery delivery period are recorded as deferred revenue, and costs incurred are deferred as well. Deferred revenue and deferred costs will be recognized as revenue and expense, respectively, over the estimated customer relationship period upon commencement of DAP operations, which will coincide when all equipment has been delivered and installed and access to the satellite commences. As of December 31, 2007, 2008 and March 31, 2009, deferred revenue related to DAF sales was $8.2 million, $14.7 million and $16.7 million, respectively.

Prepayments.  In 2005, we entered into a distribution agreement with Hitachi Software Engineering, a related party, related to the initial contract for direct access to WorldView-2. In connection with the distribution agreement we received an upfront fee of $10.0 million from Hitachi Software Engineering, $5.0 million of which is refundable under certain circumstances. This upfront fee is included in deferred revenue and will be recognized as revenue over the estimated customer relationship period upon commencement of the DAP operations. Once the WorldView-2 satellite reaches full operational capability, we will be able to estimate the customer relationship period. We expect that the best measure of the customer relationship period will be the expected useful life of the satellite. As of December 31, 2007, 2008 and March 31, 2009 deferred revenue related to this upfront fee was $10.0 million.

We will be evaluating the estimated customer relationship period on an annual basis, or more frequently if events indicate a change in the period, and will make adjustments to the amortization period if a change to the estimated life of the relationship is made.

Subscription arrangements.  We sell access to imagery through web-based exploitation where fees are time or usage based. Fees paid in advance for these arrangements are deferred and recognized as discussed above. As of December 31, 2007, 2008 and March 31, 2009 deferred revenue related to subscription sales was $1.7 million, $1.3 million and $1.2 million, respectively.

Notes to Consolidated Financial Statements — (Continued)

Satellite Insurance

We currently maintain $50.0 million and $242.5 million of one year in-orbit operations insurance coverage for QuickBird and WorldView-1, respectively, and $50.0 million of two year in-orbit insurance coverage for WorldView-1. The WorldView-1 insurance premiums, corresponding to the launch and in-orbit commissioning period prior to the satellite reaching FOC, are capitalized in the original cost of the satellite and are being amortized over the estimated useful life of the asset, which is currently ten and one-half years. The remainder of the WorldView-1 insurance premiums that are not capitalized and the QuickBird insurance policy premiums are amortized to expense ratably over the related policy periods and are included in selling, general and administrative costs. In December 2008, we placed $230.0 million of launch plus initial year of operations insurance coverage and $60.0 million of launch plus first three years of operations insurance coverage for our WorldView-2 satellite.

Research and Development Costs

We record as research and development expense all engineering costs, consisting primarily of internal labor and consulting fees, where the Company maintains the risk associated with design failure. No research and development costs were incurred for the year ended 2006. The Company incurred $0.2 million in research and development costs for the year ended December 31, 2007. Research and development costs were not significant for the year ended December 31, 2008 and for the three months ended March 31, 2008. The expenses for the three months ended March 31, 2009 were $0.2 million. Any research and development expenses incurred are included in selling, general and administrative expenses.

Advertising Costs

Advertising costs are expensed as incurred and have historically not been significant.

Derivative Instruments

The Company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates. The Company’s derivative instruments are recorded in the consolidated balance sheets at fair value within accounts receivable from related party or accounts payable to related party dependent upon the asset or liability to the Company. Upon settlement of the contracts, the cash flow are presented as an investment activity. The Company accounts for interest rate swaps in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended. For a derivative designated as a cash flow hedge, the effective portion of the derivative gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For interest swaps that do not qualify or are not designated as cash flow hedges under SFAS No. 133, all gains or losses associated with changes to the fair market value of these financial instruments will be recorded in the income statement.

Earnings Per Share

The Company follows SFAS No. 128, “Earnings per Share” or SFAS No. 128, which establishes standards for computing and presenting basic and diluted earnings per share (EPS). Under SFAS No. 128, basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted EPS is determined by dividing net income by the sum of (1) the weighted average number of common shares outstanding and (2) the dilutive effect of outstanding potentially dilutive securities and stock options determined utilizing the treasury stock method.

Stock-Based Compensation

The Company follows SFAS No. 123 (revised 2004) “Share-Based Payment” or SFAS No. 123R which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, SFAS No. 123, and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, or APB

Notes to Consolidated Financial Statements — (Continued)

No. 25. Under the fair value recognition provisions of this statement, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. The Company adopted SFAS No. 123R prospectively and therefore applies the valuation provisions of SFAS No. 123R to all grants awarded after December 31, 2005 and to all grants that were outstanding on that date that are subsequently modified. See Note 10 for further information regarding our stock-based compensation expense and underlying assumptions.

Income Taxes

The Company follows SFAS No. 109, “Accounting for Income Taxes” or SFAS No. 109. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in enacted tax laws is recognized as an adjustment to the tax provision or benefit in the period of enactment. The overall change in deferred tax assets and liabilities during the period is equal to the deferred tax expense or benefit for the period. The carrying value of deferred tax assets may be reduced by a valuation allowance if, based upon the judgmental assessment of available evidence, it is deemed more likely than not that some or all of the deferred tax assets will not be realizable.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” or FIN No. 48. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption as of January 1, 2007, we reduced our deferred tax assets associated with of general business tax credits computed in and carried over from prior years and its associated valuation allowance by $4.5 million. The Company has elected to treat any penalties or interest incurred as a result of FIN No. 48 as a component of tax expense. The impact of the adoption of FIN 48 had no effect on our results of operations or retained earnings.

Fair Values of Financial Instruments

Effective January 1, 2008 the Company adopted SFAS No. 157, “Fair Value Measurements” or SFAS No. 157, which establishes a framework for measuring value and emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value losses or gains are reporting gain earnings when identified.

SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows.

Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Financial assets and liabilities utilizing Level 1 inputs include actively-traded equity securities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the quoted prices for similar assets or liabilities inactive markets, quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers (for example, some brokered markets), or in which little information is released publicly (for example, a principal-to-principal market), inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default

Notes to Consolidated Financial Statements — (Continued)

rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measure in its entirety requires management’s judgment and considers factors specific to the asset or liability.

The following table provides information about the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and March 31, 2009 and indicates the valuation technique utilized by the Company to determine the fair value.

	Fair Value Measurements at December 31, 2008 Using:
	Total Carrying	Quoted prices	Significant Other	Significant
	Value at	in active	Observable	Unobservable
	December 31,	markets	Inputs	Inputs
(in millions)	2008	(Level 1)	(Level 2)	(Level 3)

Cash equivalents	$40.9	$40.9	$—	$—
Derivative liabilities	1.0	—	1.0	—

	Fair Value Measurements at March 31, 2009 Using: (unaudited)
	Total Carrying	Quoted prices	Significant Other	Significant
	Value at	in active	Observable	Unobservable
	March 31,	markets	Inputs	Inputs
(in millions)	2009	(Level 1)	(Level 2)	(Level 3)

Cash equivalents	$40.9	$40.9	$—	$—
Derivative liabilities	2.7	—	2.7	—

Valuation Techniques.  Our cash equivalents consist of investments with maturity dates of less than 90 days and are quoted from market rates and are classified within Level 1 of the valuation hierarchy. At December 31, 2008 and March 31, 2009 our cash equivalents consisted of funds held in treasury money markets. We perform validations of our internally derived fair values reported for our financial instruments on a quarterly basis utilizing counterparty statements. The Company additionally evaluates the counterparty creditworthiness and has not identified any circumstances requiring that the report values of our financial instruments be adjusted as of December 31, 2008 and March 31, 2009. The Company has not identified any Level 3 items at December 31, 2008 and March 31, 2009.

For the year ended December 31, 2008 the Company recorded a loss, net of tax, in accumulated other comprehensive income, of $1.8 million for the changes in the fair value of its interest rate swaps. For the three months ended March 31, 2009 the company recorded a gain, net of tax, in accumulated other comprehensive income, of $0.1 million for changes in the fair value of its interest rate swaps. The loss would continue if LIBOR rates remain below our current swap rate, and the loss would decrease as LIBOR rates rise, potentially leading to a gain if LIBOR rates rise above our current swap rate.

This disclosure is presented in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” or SFAS No. 107. The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable and payable, derivatives (discussed above) and long-term debt (discussed above). The carrying values of cash equivalents and accounts receivable and payable are representative of their fair values due to their short-term maturities. The fair value of the senior credit facility was calculated using an interest rate of

Notes to Consolidated Financial Statements — (Continued)

9.5%. The fair value of the senior subordinated notes was calculated using an interest rate of 15.75%. The derivative liability fair value was derived from internally developed valuation methodologies (discussed above).

	December 31, 2008		March 31, 2009
(In millions)	Carrying	Estimated	Carrying	Estimated
Long Term Debt	Amount	Fair Value	Amount	Fair Value
			(unaudited)

Senior Credit Facility	$230.0	$228.4	$230.0	$228.8
Senior Subordinated Notes	44.6	42.1	46.5	47.2
Derivative Liability	1.0	1.0	2.7	2.7

Concentration of Credit Risk and Significant Customers

The Company’s cash and cash equivalents and derivative instruments are maintained in or with various financial institutions. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk in this area.

New Accounting Pronouncements

In February 2008, the FASB issued FASB Staff Position No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and other Accounting Pronouncements that address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13, FSP 157-1 amending FASB Statement No. 157, Fair Value Measurement, or SFAS 157 to exclude FASB Statement No. 13, Accounting for Leases, or SFAS No. 13, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. This scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141 or SFAS No. 141R regardless of whether those assets and liabilities are related to leases. FSP 157-1 shall be effective upon the initial adoption of SFAS No. 157. On February 12, 2008, the FASB issued Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS 157 for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. On October 10, 2008 the FASB issued Staff Position No. FAS 157-3, effective upon issuance, that addresses the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

With the previously stated exception, the Company adopted the measurement and disclosure impact of SFAS No. 157 on January 1, 2008. As of January 1, 2008, adoption covered only financial assets and liabilities and those non financial assets and liabilities already disclosed at fair value in the financial statements on recurring basis. However, subject to a deferral, the adoption has expanded to all other non-financial assets and liabilities as of January 1, 2009. The Company has evaluated what impact applying SFAS 157 to all other non-financial assets and liabilities will have on its consolidated financial statements and does not anticipate any material impact at this time.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60”, or SFAS No. 163, which seeks to clarify treatment under SFAS No. 60 and expand disclosures for financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claims. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; disclosure requirements in paragraphs 30(g) and 31 are effective for the first period (including interim periods) beginning after May 23, 2008. We have evaluated and determined that this statement does not have a material effect on our presentations and classifications in our financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, or SFAS No. 162, that identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity

Notes to Consolidated Financial Statements — (Continued)

with GAAP or the GAAP hierarchy. SFAS No. 162 also serves to elevate the status of FASB Statement of Financial Accounting Concepts to be equal to FASB standards as both are subject to the same review, evaluation and approval process. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We have evaluated and determined that this statement does not have any effect on our presentations and classifications in our financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133, or SFAS No. 161, that expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods within these fiscal years, beginning after November 15, 2008. We have evaluated updated disclosures and determined that this statement does not have a material effect on the presentation and classification of these activities in our financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 or SFAS 160. SFAS No. 160 establishes accounting and reporting standards for a parent company’s non-controlling, or minority, interests in its subsidiaries. SFAS 160 also provides accounting and reporting standards for changes in a parent’s ownership interest of a non-controlling interest as well as deconsolidation procedures. This Statement aligns the reporting of non-controlling interests in subsidiaries with the requirements in International Accounting Standards 27 and is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. We have evaluated and determined that the adoption of this statement does not have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations or SFAS 141R. SFAS 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141R also requires that all assets, liabilities, contingent considerations, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141R requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, changes in accounting for deferred tax asset valuation allowances be expensed after the measurement period, and acquired income tax uncertainties be expensed after the measurement period. SFAS No. 141R is effective for years beginning after December 15, 2008 with early adoption prohibited. The adoption of this standard will impact any of our future acquisitions.

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements or EITF 07-1, which requires revenue generated and costs incurred by the parties in the collaborative arrangement be reported in the appropriate line in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent or EITF 99-19 and not account for such arrangements on the equity method of accounting. EITF 07-1 also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, and the amount and income statement classification of collaboration transactions between the parties. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively (if practicable) to all prior periods presented for all collaborative arrangements existing as of the effective date. We have evaluated the effects that EITF 07-1 may have on the

Notes to Consolidated Financial Statements — (Continued)

presentation and classification of these activities in our financial statements and do not believe that it will affect our financial statement presentation.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets or FSP No. 142-3. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP 142-3 is effective for the Company as of January 1, 2009, on a prospective basis, and early adoption is prohibited. We are currently evaluating the effects, if any, that FSP 142-3 may have on the presentation and classification upon effected assets in our financial statements.

NOTE 3:	Information on Industry Segments and Major Customers

We conduct our business through two segments: (i) defense and intelligence and (ii) commercial. Our imagery products and services are comprised of imagery that we process to varying levels of resolution according to the customer’s specifications. Customers acquire our imagery either by placing tasking orders for our satellites to collect data to their specification or purchasing images that are archived in our ImageLibrary.

During 2008, we reviewed our reportable segments in accordance with FASB Statement No. 131 “Disclosures about Segments of an Enterprise and Related Information” or SFAS No. 131, and determined that, based on current business environment in which we operate, the economic characteristics of our operating segments and management’s view of the business, it was determined that a reclassification of certain revenue and expense items was appropriate. Based on this determination, we merged the marketing expense from the (i) defense and intelligence and (ii) commercial segments and classified it within unallocated common costs. The justification for the reorganization was to gain better leverage through sharing resources to meet the individual marketing needs of the segments more efficiently. In accordance with SFAS No. 131, we have retrospectively adjusted prior period segment disclosures in these consolidated financial statements based on our reorganization.

We have organized our business around (i) the defense and intelligence and (ii) commercial segments because we believe that customers in these two groups are identifiably similar in terms of their areas of focus, imaging needs and purchasing habits. We deliver our products and services using the distribution method that best suits our customers’ needs. There are no sales between the Company’s segments.

The vast majority of the dollar value of our fixed assets are the satellites and the ground based production and support facilities that are common to all business and geographic segments. There are no significant identifiable assets specifically dedicated to either segment.

In the following tables of financial data, the prior periods have been conformed to the current year presentation. Only those costs directly associated with the two segments are shown in cost of revenue and selling, general and administrative expenses in those segments. All expenses which are common to both segments and/or

Notes to Consolidated Financial Statements — (Continued)

represent corporate operating costs are included in the unallocated cost section. Substantially all the Company’s assets are located in the United States.

				Three Months
	Year Ended December 31,			Ended March 31,
(in millions)	2006	2007	2008	2008	2009
				(unaudited)

Defense and Intelligence
Revenue	$70.6	$103.4	$220.8	$57.1	$57.3
Cost of revenue, excluding depreciation and amortization	3.3	1.3	5.4	1.0	0.7
Selling, general and administrative	7.5	5.7	6.6	1.8	3.8

Segment results of operations	$59.8	$96.4	$208.8	$54.3	$52.8

Commercial
Revenue	$36.2	$48.3	$54.4	$11.7	$9.9
Cost of revenue, excluding depreciation and amortization	1.0	3.4	6.4	1.7	1.7
Selling, general and administrative	6.6	8.5	11.6	2.4	2.3

Segment results of operations	$28.6	$36.4	$36.4	$7.6	$5.9

Unallocated common costs
Cost of revenue, excluding depreciation and amortization	12.2	17.4	16.7	4.0	4.0
Selling, general and administrative	23.3	34.8	57.9	14.2	16.5
Depreciation and amortization	46.0	46.8	75.7	18.8	18.7
Loss on disposal of assets	0.1	—	—	—	—

Unallocated costs	$81.6	$99.0	$150.3	$37.0	$39.2

Income from operations	6.8	33.8	94.9	24.9	19.5
Interest income (expense), net	3.1	4.1	(3.0)	(1.4)	—
Mark-to-market on derivative instruments	—	—	—	—	(1.8)

Income before income taxes	$9.9	$37.9	$91.9	$23.5	$17.7

Total U.S. and foreign sales were as follows:

				Three Months
	Year Ended December 31,			Ended March 31,
(in millions)	2006	2007	2008	2008	2009
				(unaudited)

Revenue
U.S.	$73.4	$114.3	$228.0	$57.8	$56.1
Other	33.4	37.4	47.2	11.0	11.1

Total revenue	$106.8	$151.7	$275.2	$68.8	$67.2

Notes to Consolidated Financial Statements — (Continued)

Revenue percentages from all customers whose revenue exceeded 10% of the total company revenue were as follows:

				Three Months
	Years Ended December 31,			Ended March 31,
Customer	2006	2007	2008	2008	2009
				(unaudited)

NGA	52.1%	57.7%	73.9%	75.7%	77.4%

Percentages of accounts receivable (net of allowance for doubtful accounts) for all customers whose receivable exceeded 10% of the net accounts receivable as of:

	Years Ended		Three Months
	December 31,		Ended March 31,
Customer	2007	2008	2009
			(unaudited)

NGA	67.2%	64.1%	64.2%

NOTE 4:	Property and Equipment

Property and equipment consisted of the following as of:

			Three Months
	Year Ended December 31,		Ended March 31,
(in millions)	2007	2008	2009
			(unaudited)

Construction in progress	$182.9	$304.6	$342.7
Computer equipment	83.8	92.2	94.0
Machinery and equipment	25.1	25.1	25.3
Furniture and fixtures	12.0	12.0	12.1
WorldView-1 satellite	474.0	473.2	473.2
QuickBird satellite	174.4	174.4	174.4

Total property and equipment	$952.2	$1,081.5	$1,121.7
Accumulated depreciation and amortization	(218.5)	(288.6)	(306.8)

Property and equipment, net	$733.7	$792.9	$814.9

Construction in progress includes satellite construction, ground station construction, and certain internally-developed software costs and capitalized interest. Depreciation and amortization expense for property and equipment was $46.0 million, $44.4 million, $72.7 million, $18.2 million and $18.2 million for the years ended December 31, 2006, 2007, and 2008, and the three months ended March 31, 2008 and 2009, respectively.

We extended the estimated useful life of our QuickBird satellite during the second quarter of 2007. This change resulted in reduced depreciation expense and a corresponding increase in income from continuing operations of $2.8 million, an increase in net income of $1.7 million and did not have a significant impact on EPS at December 31, 2007.

We extended the estimated useful life of our QuickBird satellite again during the first quarter of 2008. For 2008, this change resulted in reduced depreciation expense and a corresponding increase in income from continuing operations of $11.1 million, an increase in net income of $6.7 million and had an impact on earnings per share of $0.15 at December 31, 2008. This semi-annual assessment, performed in January 2008, of the useful life of the QuickBird satellite led to an extension of the depreciable operational life of QuickBird attributable to efficiencies in the operation of the satellite that have led to the reduced consumption of fuel compared to previous estimates. Based on mid-year analysis in 2008, the estimated useful life of our QuickBird satellite did not change.

Notes to Consolidated Financial Statements — (Continued)

The capitalized costs of our satellites and related ground systems include internal and external direct labor costs, internally developed software, material and depreciation costs (included for QuickBird and WorldView-1) related to assets which support the construction and development. The cost of our satellites also includes capitalized interest incurred during the construction, development and initial in-orbit testing period. The portion of the launch insurance premium allocable to the period from launch through in-orbit calibration and commissioning has been capitalized as part of the cost of the satellites and is amortized over the useful life of the satellites.

NOTE 5:	Goodwill and Intangibles

Prior to 2007, the Company did not have intangible assets including goodwill. Intangible assets resulting from the acquisition of GlobeXplorer consisted of the following:

	December 31, 2007			December 31, 2008			March 31, 2009
		Accumulated			Accumulated			Accumulated
(in millions)	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
							(unaudited)

Intangible assets:
Customer relationships	$4.3	$1.2	$3.1	$4.3	$2.5	$1.8	$4.3	$2.8	$1.5
Core technology	3.1	0.7	2.4	3.1	1.5	1.6	3.1	1.7	1.4
Trademark/trade name	1.1	0.4	0.7	1.1	1.1	—	1.1	1.1	—
Non-compete agreement	0.5	0.1	0.4	0.5	0.3	0.2	0.5	0.3	0.2

Intangible assets	$9.0	$2.4	$6.6	$9.0	$5.4	$3.6	$9.0	$5.9	$3.1

The identifiable intangible assets are being amortized on a straight-line basis over their useful lives, ranging from three to five years, except for customer relationships, which are being amortized using a declining balance method over their estimated life of five years. During fourth quarter of 2008, it was determined that the trademark/trade name acquired is no longer being utilized by the Company. We have fully amortized the value associated with the trademark/tradename intangible as of December 31, 2008. Goodwill is not being amortized for financial statement purposes, but is deductible for income tax purposes.

The accumulated amortization was $2.4 million, $5.4 million and $5.9 million for the year ended December 31, 2007, 2008 and three months ended March 31, 2009, respectively. These intangible assets will become fully amortized in 2011. The estimated remaining aggregate amortization expense for the intangible assets is:

Estimated
Amortization
(in millions)	Expense

2009	$1.3
2010	$1.5
2011	$0.3

A summary of the goodwill activity for the year ended December 31, 2007, 2008 and the three months ended March 31, 2009 is presented below:

Balance, January 1, 2007	$—
Acquisition of GlobeXplorer	$8.7
Balance, December 31, 2007	$8.7
Balance, December 31, 2008	$8.7
Balance, March 31, 2009 (unaudited)	$8.7

Notes to Consolidated Financial Statements — (Continued)

NOTE 6:	Other Accrued Liabilities

	At		At
	December 31,		March 31,
(in millions)	2007	2008	2009
			(unaudited)

Compensation and other employee benefits	$3.2	$2.2	$2.7
Incentive compensation	2.0	5.3	1.3
Accrued taxes	0.6	1.5	2.2
Accrued expense	0.9	7.0	1.5
Other	2.6	4.1	4.6

Total other accrued liabilities	$9.3	$20.1	$12.3

NOTE 7:	Debt

Senior Credit Facility

We have outstanding a $230.0 million senior credit facility with a syndicate of financial institutions for whom an affiliate of Morgan Stanley & Co. Incorporated serves as administrative agent. The senior credit facility matures on October 18, 2011.

The senior credit facility is guaranteed by our subsidiaries and secured by nearly all of our assets, including the QuickBird and WorldView-1 satellites in operation, and the WorldView-2 satellite, which is under construction. Assets collateralizing the senior credit facility had a net book value of $905.1 million, $977.7 million and $1,009.5 million as of December 31, 2007, 2008 and March 31, 2009, respectively.

The senior credit facility initially consisted of two term loans, a $150.0 million term loan that was drawn on April 18, 2005, and a $50.0 million delayed draw term loan that was drawn on November 17, 2005. The senior credit facility was subsequently amended on June 23, 2006 to add an additional delayed-draw term loan of $30.0 million that was drawn on December 13, 2006.

At our election, interest under the senior credit facility is determined by reference to (i) 3-month London Interbank Offered Rate (LIBOR), plus an applicable margin of 5.5% per annum or (ii) the higher of the prime rate posted in the Wall Street Journal and the Federal Funds effective rate, plus an applicable margin of 4.5% per annum. Interest is payable quarterly based upon the amount of the outstanding loan principal balance. The interest rate on the term loans is 3-month LIBOR plus 5.5% through February 9, 2009. As a result of the amendment on February 9, 2009, the interest rate on the term loans is 3-month LIBOR plus 6.5%. The interest rates per draw were:

	December 31,			March 31,
	2006	2007	2008	2008	2009
				(unaudited)

Interest rate on $150.0 million draw	11.0%	10.7%	10.0%	9.5%	9.5%
Interest rate on $50.0 million draw	10.9%	10.5%	7.7%	8.6%	9.5%
Interest rate on $30.0 million draw	10.9%	10.6%	7.9%	8.4%	9.5%

The weighted average interest rate on the total outstanding debt at December 31, 2008 and March 31, 2008 and 2009 was 9.2%, 9.1% and 9.5%, respectively. Total accrued interest was $4.1 million, $3.5 million and $3.1 million at December 31, 2007, 2008 and March 31, 2009, respectively. Total interest incurred for the years ended December 31, 2006, 2007 and 2008 was $22.6 million $26.5 million, and $27.0 million, respectively, of which $22.6 million, $25.8 million and $23.1 million, respectively, was capitalized in the construction costs of our satellites. Total interest incurred for the three months ended March 31, 2008 and 2009 was $6.8 million and $7.3 million, respectively, of which $5.1 million and $7.3 million, respectively, was capitalized in the construction costs of our satellites.

Notes to Consolidated Financial Statements — (Continued)

The senior credit facility contains a number of significant restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, repurchase or redeem indebtedness, grant liens on our assets, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and restrict the ability of our subsidiaries to pay dividends or to make other payments to us.

The senior credit facility also contains financial covenants, including maintenance of total leverage, senior secured leverage, and fixed charge coverage ratios, limits on the amount of non-WorldView capital expenditures and limits on the WorldView-2 capital expenditures.

The senior credit facilities contain customary events of default. If an event of default exists under the senior credit facility, the lenders may accelerate the maturity of the obligations outstanding under the senior credit facility and exercise other rights and remedies. The events of default include, among other things, failure to make payments when due, defaults under other indebtedness, breach of covenants, breach of representations and warranties, voluntary or involuntary bankruptcy, judgments and attachments, a change of control, certain events related to ERISA, and impairment of security interests in collateral. In addition, the senior credit facility requires the prepayment of the loans thereunder upon the occurrence of certain events that are specifically related to our industry, including termination of our satellite purchase agreement, termination of our launch service agreement, and failure to commission our satellites.

Effective February 9, 2009, we amended our senior credit facility for certain items, most notably to increase the allowable capital expenditures for the WorldView-2 satellite, increase the maintenance capital expenditures limits, as well as change certain satellite insurance limits. In exchange for this increased flexibility, we agreed to begin paying $10.0 million of quarterly loan amortization beginning in Q2 2010 through the end of the loan, as well as modified the excess cash flow sweep, to be payable in six months increments beginning with the six month period ending June 30, 2010 and including the six month period ending December 31, 2010 and June 30, 2011. The interest rate spread on the loan increased to 6.5% as of the date of the amendment, and 3-Month LIBOR is now subject to a minimum rate of 3.0%. We paid a 0.5% one-time fee to amend the agreement. The loan matures on October 18, 2011.

In April 2005, the Company entered into a series of interest rate swap agreements (the Swap) with an affiliate of Morgan Stanley & Co. Incorporated to mitigate exposure relating to variable cash flows associated with fluctuating interest rates on a portion of the senior credit facility principal. Under the Swap, the Company agreed to exchange, at specified intervals, fixed interest rate amounts specified in the agreements for variable interest amounts based on 3-month LIBOR calculated by reference to a notional amount of $100.0 million. As a result of the Swap, the Company has converted $100.0 million of the senior credit facility from a variable rate obligation to a fixed rate obligation through April 2009.

On February 21, 2006, we terminated the Swap. The termination resulted in a gain of $0.8 million which was recorded in accumulated other comprehensive income and is being amortized over the remaining original term of the Swap. Simultaneous with the termination of the Swap, we entered into a new swap agreement (the Second Swap) of the same notional amount at a fixed interest rate of 4.9999% from April 18, 2006 through April 18, 2009. The Company elected not to renew the Second Swap when it expired as we entered into the Third Swap (as described below) to comply with the covenants of the senior credit facility.

On January 8, 2009, we entered into a swap agreement (the Third Swap) with an affiliate of Morgan Stanley & Co. Incorporated. We traded the floating 3-month LIBOR rate on $130.0 million of our senior credit facilitation to a fixed rate of 2.00% until maturity of the loan on October 20, 2011. The covenants in our senior credit facility require a minimum interest rate hedge of $100.0 million. The Third Swap satisfied this obligation through the maturity date of the loan. Changes in the mark-to-market value of this derivative have been recorded in the Consolidated Income Statement.

The Swap and Second Swap are designated and qualify as cash flow hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133, and have been accounted for as such. These Swaps qualify as cash flow hedges for which there is no ineffectiveness. On February 9, 2009, the Company amended the senior credit facility, and as a result the Company’s Second Swap became ineffective and no longer

Notes to Consolidated Financial Statements — (Continued)

qualified as a cash flow hedge. From February 9, 2009 through March 31, 2009, the mark-to-market activity on these derivative instruments has been recorded in the Consolidated Income Statement.

At December 31, 2007 and 2008, a current liability related to the Second Swap in the amount of $1.4 million and $1.0 million, respectively, is included in accrued liabilities to related party. At March 31, 2009 a current liability related to the swaps in the amount of $2.7 million, is included in accrued liabilities to related party. A net gain of $0.3 million and a net loss of $1.5 million is recorded in accumulated other comprehensive income in equity at December 31, 2007 and 2008, respectively. Since the Second Swap became ineffective and the Company suspended hedge accounting for this derivative instrument on February 9, 2009, the loss, net of tax, of $1.4 recorded in accumulated other comprehensive income at that date will be amortized over the original term of the swap. A net loss of $1.8 million was recognized in the Company’s Consolidated Income Statement in the mark-to-market on derivatives in the period ended March 31, 2009. No material gain or loss was recognized in the Company’s Statement of Operations in the years ended December 31, 2007 and 2008, as the related interest expense incurred is mainly capitalized as part of the construction of our satellites.

Senior Subordinated Notes

In February 2008, we issued $40.0 million of senior subordinated notes due April 18, 2012. The net proceeds of $38.5 million are being used to fund construction and launch expenditures associated with WorldView-2. The senior subordinated notes bear interest at 12.5% per annum due semi-annually on July 31 and January 31, commencing July 31, 2008 until January 31, 2009 after which the rate increased to 13.5% per annum. We may elect to pay the interest in kind by issuing additional senior subordinated notes in lieu of cash. On July 31, 2008 and January 31, 2009, we elected to pay interest in kind and issued additional senior subordinated notes. We may elect to repay the senior subordinated notes at any time prior to maturity subject to a premium ranging from 0% to 4%, depending on when the repayment occurs. In addition, there are a number of circumstances, including consummation of an offering, which requires a mandatory repayment of the senior subordinated notes. The agreement pursuant to which the senior subordinated notes were issued includes a significant number of affirmative and negative covenants, including financial covenants which are similar to those contained in the senior credit facility.

Effective February 9, 2009, we amended our senior subordinated notes for certain items, most notably to increase the allowable capital expenditures for the WorldView-2 satellite, increase the maintenance capital expenditures limits, as well as change certain satellite insurance limits. In exchange for this increased flexibility, we agreed to modify the excess cash flow sweep, to be payable in six months increments to the extent available beginning with the six month period ending June 30, 2010 and including the six month period ending December 31, 2010 and June 30, 2011. The interest rate on the loan increased to 14.75% for cash interest and 15.75% for paid in kind interest as of the date of the amendment. We paid a 0.5% one-time in-kind fee to amend the agreement, which will be added to the principal value of the notes. The notes mature on April 18, 2012.

Total Long-Term Debt

The following table represents our future debt payments, based on our amended debt, as of December 31, 2008.

Long Term Debt*
(in millions)	(excluding interest payments)

2009	$—
2010	30.0
2011	200.0
2012	42.4

Total	$272.4

Notes to Consolidated Financial Statements — (Continued)

*	With the issuance of $341.8 million accreted value of our senior secured notes on April 28, 2009, all the senior credit facility and the senior subordinated debt and interest obligations were paid in full. Refer to Subsequent Event Note 19.

NOTE 8:	Mandatorily Redeemable Preferred Stock

The Company’s Series C mandatorily redeemable preferred stock (Series C Preferred) was originally convertible into shares of the Company’s common stock at various dates until June 15, 2003. In June 2003, stockholders extended the date through which stockholders had the right to convert from June 15, 2003 until July 31, 2003. Also, in June 2003, holders of approximately 7.6 million shares of Company’s Series C Preferred stock converted their shares, along with accrued and undeclared dividends thereon, into approximately 7.6 million shares of common stock. In July 2003, substantially all of the stockholders of the Company’s remaining preferred stock converted their shares, along with accrued and undeclared dividends thereon, into approximately 102.2 million shares of common stock. In July 2003, a 10,000-to-1 reverse split of the Series C Preferred stock was approved and completed. There are 10 shares of Series C Preferred stock issued and outstanding at December 31, 2007 and December 31, 2008. Currently, there are no authorized shares of Series A or Series B preferred stock. There are 50 million shares of Series C Preferred stock authorized and 24 million shares of convertible preferred stock that is undesignated as to series. The Series C Preferred shares mature on March 31, 2009. Accordingly, the liquidation preference is presented as a current liability in the accompanying balance sheet. The rights, preferences and privileges of the Series C Preferred are as follows:

Rank.  The Series C Preferred is senior to the common stock, with respect to dividends, liquidation preference, and redemption.

Dividends.  The holders of Series C Preferred are entitled to cumulative dividends that accrue at an annual rate of 8.5% of the liquidation preference and will be payable, when, as, and if declared by the Company’s board of directors, in cash only. If any dividend is not paid in full in cash on a quarterly payment date, the liquidation preference of the Series C Preferred will be increased by an amount equal to the product of (a) the amount per share not paid divided by the total amount payable per share and (b) one quarter of the dividend rate multiplied by the effective liquidation preference. We are prohibited from paying dividends on any shares of stock having rights junior to the Series C Preferred until all accumulated dividends have been paid on the Series C preferred.

Liquidation Preference.  Upon liquidation, dissolution, or winding up, the holders of the Series C Preferred will be entitled to receive out of the assets available for distribution, an amount equal to $35,000 per share, plus all accrued and unpaid dividends, subject to adjustment.

Conversion.  Series C Preferred stock outstanding is not convertible.

Antidilution.  The conversion price of the Series C Preferred is subject to adjustment under certain circumstances.

Redemption.  We are required to redeem all of the Series C Preferred outstanding on March 31, 2009, at a redemption price equal to 100% of the effective liquidation preference, plus accrued and unpaid dividends to the date of redemption, subject to the legal availability of funds.

Board Representation.  The holders of the Series C Preferred were formerly entitled to designate three members of the Company’s board of directors. However, the holders of the Series C Preferred are not currently entitled to such designation.

Tag-along Rights.  If one stockholder or a group of stockholders proposes to sell any shares of capital stock in one transaction such that, following such sale, shares of capital stock representing more than 35% of the then outstanding shares (on a fully-diluted basis) will have been sold to one holder or a group of related holders, then each holder of Series C Preferred shall have the right to receive notice of such a transaction and shall also have the right to participate in the transaction and sell a proportionate number of such holders’ Series C Preferred in such transaction.

Notes to Consolidated Financial Statements — (Continued)

NOTE 9:	Stockholders’ Equity and Comprehensive Income

All of the Company’s outstanding equity is common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record at all meetings of the stockholders. Holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. Subject to preferences that are applicable to outstanding shares of Series C Preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available to be paid.

In the event of a liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of the outstanding Series C Preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.

The Company raised $100.0 million by selling 4,444,445 shares of common stock to several stockholders on December 20, 2006. Issuance costs of $2.3 million were incurred in the transaction, including a $2.0 million placement fee to a related party. All issuance costs were capitalized in additional paid in capital.

Treasury Stock

In 2006, the Company repurchased 20,371 shares of outstanding common stock from two stockholders for approximately $0.2 million. In the fourth quarter of 2008 the Company repurchased 1,184 shares of outstanding common stock from four stockholders for the deemed fair value at the repurchase date. In the first quarter of 2009 the Company repurchased 3,756 shares of outstanding common stock from eleven stockholders for approximately $0.1 million.

NOTE 10:	Stock Options

The Company has a 1995 Stock Option/Stock Issuance Plan (the 95 Plan) pursuant to which qualified and nonqualified stock options to purchase shares of the Company’s common stock have been granted to employees, officers, directors, and consultants. Under the 95 Plan, incentive stock options were granted with exercise prices not less than the fair value of the stock on the various dates of grant, as determined by the Company’s Board of Directors. Options granted pursuant to the 95 Plan are subject to certain terms and conditions as contained in the 95 Plan itself, have a ten-year term, generally vest ratably over a four-year period, and are immediately exercisable. Upon termination of services to the Company by optionees, any acquired but unvested shares are subject to repurchase by the Company at the original exercise price. During 1999, the board of directors amended the 95 Plan, eliminating future grants. As a result of a recapitalization agreement adopted in 1999, the stock from any exercised options under the 95 Plan automatically converted to the new Series C Preferred at the rates established in said recapitalization agreement.

On February 15, 2000, the board of directors approved the 1999 Equity Incentive Plan (the 99 Plan) pursuant to which qualified and nonqualified stock options to purchase shares of the Company’s common stock may be granted to employees, officers, directors, and consultants. Options granted pursuant to the 99 Plan are subject to certain terms and conditions as contained in the 99 Plan itself, have a ten-year term, generally vest ratably over a four-year period. During 2006, we recorded $0.5 million of expense, related to the amortization of compensation for prior year options granted with intrinsic value. As of December 31, 2007, 2008 and March 31, 2009, there were 87,431, 182,526 and 195,403, respectively, options available to be issued under the 1999 Plan. The Company does not intend to grant those options.

On February 15, 2007, the board of directors approved the 2007 Employee Stock Option Plan (the 07 Plan), pursuant to which the following awards may be granted to employees, officers, directors, and consultants: qualified

Notes to Consolidated Financial Statements — (Continued)

and nonqualified stock options to purchase shares of the Company’s common stock, Stock Appreciation Rights and shares of the stock itself. Options granted pursuant to the 07 Plan are subject to certain terms and conditions as contained in the 07 Plan itself, have a ten-year term and generally vest over a four-year period. The Company amended this plan in 2008 to extend the exercise period of terminated employees from thirty days to three months. The number of shares available for grant at December 31, 2007, 2008 and March 31, 2009 was 4,237,197, 3,304,138 and 2,787,402, respectively.

Each quarter and any time a major event (such as the launch and certification of our WorldView-1 satellite) occurs, we perform a valuation of our common stock to be used in granting stock options.

A summary of stock option activity for the year ended December 31, 2008 is presented below:

	Options Outstanding
			Weighted Average
			Remaining	Aggregate Intrinsic
		Weighted Average	Contractual Term	Value (in
	Number of Shares	Exercise Price	(in years)	millions)(2)

Balance — December 31, 2007	2,055,045	$15.00	7.74	$25.5
Granted	1,146,720
Exercised(1)	125,327
Forfeited/Expired	318,154

Outstanding — December 31, 2008	2,758,284	$19.10	7.75	$8.6

Exercisable — December 31, 2008	1,580,629	$15.01	6.76	$11.5

A summary of stock option activity for the three months ended March 31, 2009 is presented below: (unaudited)

			Weighted Average
			Remaining	Aggregate Intrinsic
		Weighted Average	Contractual Term	Value (in
	Number of Shares	Exercise Price	(in years)	millions)(2)

Outstanding at December 31, 2008	2,758,284	$19.10	7.75	$8.6
Granted	544,641
Exercised(1)	1,421
Forfeited/Expired	39,298

Outstanding as of March 31, 2009	3,262,206	$19.46	7.72	$7.5

Exercisable — March 31, 2009	1,872,370	$16.47	6.58	$7.4

(1)	Upon exercise shares are issued from the authorized but unissued shares designated for issuance pursuant to the stock option plans.

(2)	Represents the total pretax intrinsic value for stock options with an exercise price less than the Company’s calculated common stock price as of December 31, 2008 and March 31, 2009, respectively, that option holders would have realized had they exercised their options as of that date.

Weighted-average grant-date fair values for option awards granted was $7.85, $9.15 and $10.65 for the years ended December 31, 2007, 2008 and the three months ended March 31, 2009, respectively. The total fair value of

Notes to Consolidated Financial Statements — (Continued)

options vested for the years ended December 31, 2007 and 2008 and the three months ended March 31, 2009 was $2.3 million, $4.3 million and $2.8 million, respectively.

While under APB 25 accounting prior to January 1, 2006, the only expense recognized relates to those options granted with an intrinsic value greater than $0.00 (in the money) in the amount of $0.4 million, $0.0 million and $0.0 million for the years ended December 31, 2006, 2007 and 2008, respectively. Under FAS 123R, the Company recognized stock-based compensation during the years ended December 31, 2006, 2007 and 2008 was $2.7 million, $2.8 million and $4.6 million, respectively, of which $0.5 million, $0.2 million and $0.4 million, was capitalized to assets under construction. In addition, the stock based compensation during the three month periods ended March 31, 2008 and 2009 was $1.1 million and $2.4 million, respectively, of which no costs were capitalized for the three months ended March 31, 2008 and $0.1 million was capitalized in assets under construction for the three months ended March 31, 2009.

On November 3, 2008, the Company granted a total of 30,000 shares of restricted stock under the 07 Plan to executives as part of the Long Term Incentive Plan (“LTIP”) with a fair value of $22.10 per share. All units granted vest 1/3 each year beginning on March 31, 2009, at which time the vested units are converted into shares of common stock. As of March 31, 2009, 10,000 units had vested. A summary of the status of the Company’s nonvested shares as of December 31, 2008, and changes during the year is presented below:

		Weighted Average
Nonvested Restricted Stock	No. of Shares	Grant Date Fair Value

Nonvested at January 1, 2008	—	$—
Granted	30,000	22.10
Forfeited	—	—
Vested	—	—
Nonvested at December 31, 2008	30,000	$22.10

A summary of restricted stock activity for the three months ended March 31, 2009 is presented below:

		Weighted Average
Nonvested Restricted Stock	No. of Shares	Grant Date Fair Value
	(unaudited)	(unaudited)

Nonvested at December 31, 2008	30,000	$22.10
Granted	—	—
Forfeited	—	—
Vested	10,000	22.10
Nonvested at March 31, 2009	20,000	$22.10

As of December 31, 2008 and March 31, 2009, there was $0.5 million and $0.4 million, respectively, of total unrecognized compensation cost related to the nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted average period of 2.7 and 2.4 years, respectively.

Notes to Consolidated Financial Statements — (Continued)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model beginning January 1, 2006, with the following assumptions:

				March 31,
	2006	2007	2008	2009
				(unaudited)

Expected dividend yield	0.0%	0.0%	0.0%	0%
Expected stock price volatility	45.0%	37.0% - 40.6%	37.0% - 50.4%	56.6% - 57.9%
Risk-free interest rate	4.3% - 4.9%	3.3% - 4.9%	2.1% - 3.3%	1.7% - 1.8%
Expected life of options (years)	4.0	4.0	4.0	5.0
Forfeiture rate	3.0%	3.0%	2.0%	2.0%

Expected volatility is based on a variety of comparable companies within our industry, currently looking back five years (if available). The expected life and forfeiture rate are based on the Company’s historical experience. The risk-free rate is based on the average yield of a three and five-year Treasury note.

The total pre-tax intrinsic value or the difference between the exercise price and the market price on the date of exercise, of stock options exercised during the year ended December 31, 2007, 2008 and the three months ended March 31, 2009 was $1.6 million, $2.2 million and $0.2 million, respectively.

As of December 31, 2007, 2008 and the three months ended March 31, 2009 there was a total of $5.5 million, $8.6 million and $12.2 million, respectively, of unrecognized expense remaining to be recognized over a weighted average period of 2.8, 2.7 and 3.0 years, respectively. Cash received from the exercise of stock options was approximately $0.7 million and $1.2 million during the years ended December 31, 2007 and 2008 and immaterial for the three months ended March 31, 2009, respectively.

We account for compensation expense related to stock options granted as performance based awards under the graded vesting method prescribed by FAS 123R. As a result of the application of the graded vesting method we accelerate the expense recognized pursuant to FASB 123R such that the majority of the expense is recognized in the first year of vesting with a diminishing expense over the remainder of the vesting period of the grant. Stock compensation expense for option awards that are not performance-based is recognized ratably over the vesting period.

NOTE 11:	Earnings Per Share

Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding and dilutive potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options using the treasury stock method.

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the number of weighted average shares used to compute basic and diluted EPS (in millions, except per share data):

				For the Three
				Months Ended
	Years Ended December 31,			March 31,
	2006	2007	2008	2008	2009
				(unaudited)

Basic earnings per share:
Net income	$9.2	$95.8	$53.8	$14.1	$10.6

Basic weighted average number of common shares outstanding	38.4	43.3	43.5	43.4	43.5
Assuming exercise of stock options	0.4	0.7	0.6	0.8	0.5

Diluted weighted average number of common shares outstanding, as adjusted	38.8	44.0	44.1	44.2	44.0

Earnings per share:
Basic	$0.24	$2.21	$1.24	$0.32	$0.24

Diluted	$0.24	$2.18	$1.22	$0.32	$0.24

The number of options that were excluded from EPS, calculated as the effects thereof were antidilutive, were 376,183, 866,236, 1,783,617, 1,169,311 and 2,296,650 for the years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009, respectively.

NOTE 12:	Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” or SFAS No. 109 which requires deferred tax assets and liabilities to be recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, computed at the expected tax rates for the periods in which the assets or liabilities will be realized, as well as for the expected tax benefit of net operating loss and tax credit carryforwards.

The provisions for income taxes reflected in the statements of operations for the years ended December 31, consisted of (in millions):

	2006	2007	2008

Current:
Federal	$(0.7)	$(0.7)	$(2.0)
State	—	—	(1.5)

Total current	(0.7)	(0.7)	(3.5)

Deferred:
Federal	—	55.3	(32.7)
State	—	3.3	(1.9)

Total deferred	—	58.6	(34.6)

Income tax benefit (expense)	$(0.7)	$57.9	$(38.1)

Because the Company had a full valuation allowance against its deferred tax assets due to uncertainty surrounding the realization of the benefit of such assets, there was no deferred tax provision in 2006. In 2007, based on the level of historical taxable income and projections for future taxable income over the periods that the Company’s deferred tax assets are deductible, the Company determined that it was more likely than not that its

Notes to Consolidated Financial Statements — (Continued)

deferred tax assets would be utilized prior to expirations and therefore released $59.1 million of valuation allowance. Of that amount, $0.5 million was attributable to recording the tax effect on the loss on financial derivative recorded in the Consolidated Statements of Stockholders’ Equity and Statements of Comprehensive Income for the year. The balance of the reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of income tax benefits to operations of $57.9 million in 2007. As of December 31, 2008, the Company had no valuation allowance against its deferred tax assets.

The Company’s deferred tax assets and liabilities consisted of the following as of December 31 (in millions):

	2007	2008

Deferred tax assets:
Current
Alternative minimum tax credits	$—	$1.0
Other	—	0.5
Compensation accrual	0.4	0.6
Net operating loss carryforwards	16.6	22.8

Total current deferred tax asset	17.0	24.9

Long-term deferred tax assets (liabilities), net of operating loss carryforwards	36.3	9.3
Research and development tax credits	9.0	9.0
Deferred revenue	106.0	92.9
Accumulated other comprehensive income	0.5	0.9
Other assets	3.4	1.5
Fixed assets	(112.7)	(115.4)
Alternative minimum tax credits	—	1.8
Other liabilities	(0.4)	—

Total long-term deferred tax asset, net	42.1	—
Total deferred tax assets	59.1	24.9
Valuation allowance	—	—

Net deferred tax assets	$59.1	$24.9

At December 31, 2008, the Company had net operating loss (NOL) carryforwards for federal and state income tax purposes of approximately $82.8 million and $51.1 million, respectively. In addition, the Company has research and development tax credits and alternative minimum tax credits of approximately $9.0 million and $2.8 million, respectively, which may be available to offset future federal income tax liabilities. If unused, the carryforwards and credits will begin to expire during the years 2010 to 2025. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards, which can be utilized if certain changes in the Company’s ownership occur. The Company believes that such changes have occurred and may occur in the future to further limit the utilization of the carryforwards.

Notes to Consolidated Financial Statements — (Continued)

The benefit (expense) for income taxes differs from the amount computed by applying the U.S. federal income tax rate of 35% to income or loss before income taxes as follows:

(in millions)	2006	2007	2008

Federal income tax expense	$(3.5)	$(13.3)	$(32.2)
Permanent differences	(0.9)	(0.4)	(1.1)
State income tax expense, net federal impact	(0.2)	(1.4)	(3.4)
Change in valuation allowance	3.9	73.0	(1.4)

	$(0.7)	$57.9	$(38.1)

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109 or FIN No. 48. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN No. 48 on January 1, 2007 resulted in a reduction in general business tax credits computed in and carried over from prior years and its associated valuation allowance of $4.5 million. There have been no changes in the Company’s tax contingencies during 2008. The tax years 1996 through 2008 remain open to examination by the United States taxing jurisdictions to which we are subject. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. The Company did not have any accrued interest or penalties recorded at December 31, 2008. The Company does not anticipate a material change to the amount of unrecognized tax positions within the next 12 months.

While management believes the Company has adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from our accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provisions on tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

During 2006, the Company wrote off $27.9 million of net federal operating loss carryforwards and related valuation allowances due to restrictions as to our ability to utilize these NOLs under Section 382 of the Internal Revenue Code. In addition, we wrote off $1.9 million of Research Tax Credits and related valuation allowances due to restriction under Section 383 of the Internal Revenue Code.

The Company was subject to the alternative minimum tax (AMT) which is based on current year AMT income (AMTI) less NOL carryforwards which cannot exceed 90% of AMTI. The net result is subject to the 20% AMT rate. The Company incurred current federal AMT of $0.7 million, $0.7 million and $1.4 million, for the fiscal years ended December 31, 2006, 2007 and 2008, respectively.

In connection with the preparation of the second quarter income tax provision and the 2007 income tax return, the Company became aware of certain adjustments that should be made to the release of the valuation allowance that was recorded in the fourth quarter of 2007. The net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million, due to tax basis and related tax depreciation differences. Management has assessed the impact of this adjustment and does not believe this amount is material, individually or in the aggregate, to any previously issued financial statements or to our operations for 2008. The Company recorded this non-cash out of period adjustment in the second quarter of 2008 increasing income tax expense and reducing net income for the three-month and six-month periods ended June 30, 2008 by $1.4 million or $0.03 basic and diluted EPS.

Notes to Consolidated Financial Statements — (Continued)

NOTE 13:	Benefit Plan

In October 1995, we adopted a 401(k) Savings and Retirement Plan (the 401(k) Plan), a tax-qualified plan covering substantially all of the Company’s employees. Employees may elect to contribute, subject to certain limitations, up to 60% of their annual compensation to the 401(k) plan. The 401(k) Plan provides that we may contribute matching contributions to the 401(k) Plan at the discretion of the Company’s management as approved by the board of directors. We recorded approximately $0.8 million, $1.0 million, $1.2 million, $0.4 million and $0.4 million of matching contribution expense for the years December 31, 2006, 2007, 2008 and three months ended March 31, 2008 and 2009, respectively.

NOTE 14:	Related Party Transactions

Ball Corporation

In March 1996, we entered into an engineering services contract with Ball Aerospace & Technologies Corp. (Ball Aerospace), an affiliate of Ball Technologies Holding Corp. (Ball Technologies), a stockholder of the Company. This agreement provides a framework for DigitalGlobe to engage Ball Aerospace for discrete engineering services by establishing a set of mutually agreeable legal terms and conditions. This agreement currently remains in effect. Ball Aerospace and Ball Technologies are both subsidiaries of Ball Corporation.

In June 2003, we entered into a teaming agreement with Ball Aerospace for the pursuit of the NextView Program. Under the terms of this agreement, Ball Aerospace supported the NextView Program with a proposal for the space segment portion.

In August 2003, we entered into a contract with Ball Aerospace for the provision of items identified as schedule critical for the WorldView-1 program in conjunction with the NextView Agreement and associated engineering services.

In October 2003, we entered into a letter contract with Ball Aerospace for the development and provision of the WorldView-1 satellite and associated efforts in conjunction with the NextView Agreement. The letter contract was superseded by a final contract executed in April 2004.

On October 2, 2006, we executed two contracts with Ball Aerospace for the development and provision of the WorldView-1 satellite and the integration of its sensor and telescope. The second contract with Ball Aerospace was for the development and provision of the WorldView-2 satellite bus and the integration of the satellite bus to the WorldView-2 sensor and telescope.

Under the various contracts with Ball Aerospace discussed above, we incurred expenses of $15.1 million, $128.1 million, $32.2 million $16.0 million and $10.3 million for the years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2008 and 2009, respectively, which were capitalized as part of the costs of building our WorldView-1 and 2 satellites. Amounts owed to Ball Aerospace in accounts payable to related party totaled $4.5 million and $7.3 million at December 31, 2007 and the three months ended March 31, 2009, respectively. There were no amounts owed to Ball Aerospace in accounts payable to related party at December 31, 2008. Amounts owed to Ball Aerospace in accrued liabilities totaled $4.4 million at December 31, 2007. There were no amounts owed to Ball Aerospace in accrued liabilities to related party at December 31, 2008 and March 31, 2009.

At December 31, 2008 and March 31, 2009, Ball Corporation and its affiliates held 2,791,090 shares of the Company’s common stock. They have the right to designate one representative to serve on the Company’s board of directors. During 2007, Ball Corporation had a designated representative serving on the Board. This representative resigned from the Board in December 2007.

Hitachi, Ltd./Hitachi Software Engineering Co., Ltd.

Hitachi, Ltd. (Hitachi), a stockholder of the Company, currently is a master international distributor of the Company’s products and was the exclusive distributor in most of Asia. Its rights and obligations have been assigned

Notes to Consolidated Financial Statements — (Continued)

to Hitachi Software Engineering Co., Ltd. (Hitachi Software), an affiliate of Hitachi. Its exclusivity in most of Asia was amended in January 2004 to allow DigitalGlobe access to markets outside of Japan.

On January 28, 2005, we entered into a data distribution agreement with Hitachi Software which appoints Hitachi as a reseller of our products and services and authorized Hitachi to sell access time to our WorldView-2 satellite. Under the data distribution agreement we received a payment of $10.0 million in 2005. We entered into a direct access facility purchase agreement with Hitachi Software on March 23, 2007. Under this agreement, we will construct and sell to Hitachi Software a direct access facility, which will allow a customer of Hitachi Software to directly access and task our WorldView-2 satellite. In total, under our direct access facility purchase agreement, we have received $8.2 million, $14.7 million and $16.7 million of payments at December 31, 2007, 2008 and March 31, 2009, respectively. As of December 31, 2007, 2008, and March 31, 2009, the $18.2 million, $24.7 million and $26.7 million, respectively, is the accumulated amounts received from Hitachi Software related to the data distribution agreement and the direct access facility purchase agreement is included in deferred revenue from related party. Engineering work associated with the agreement has been subcontracted to MacDonald Dettwiler and Associates Ltd. (MDA), also a stockholder of the Company.

Hitachi earned sales commissions on direct sales by the Company to customers in its region of $1.6 million, $1.2 million and $1.4 million for the years ended December 31, 2006, 2007 and 2008, respectively and $0.4  and $0.4 million for the three months ended March 31, 2008 and 2009, respectively. These amounts are accounted for as a reduction of revenue in the consolidated statements of operations. Amounts owed to Hitachi in accrued liabilities to related party totaled $0.1 million, $0.1 million and $0.1 million at December 31, 2007 and 2008, and March 31, 2009, respectively.

Hitachi Software purchased approximately $3.7 million, $5.2 million and $9.5 million of the Company’s products in the years ended December 31, 2006 and 2007, and 2008, respectively and $1.8 million and $2.4 million for the three months ended March 31, 2008 and 2009, respectively. Hitachi had a balance in accounts receivable from related party of $2.7 million, $0.9 million and $2.6 million at December 31, 2007 and 2008, and March 31, 2009, respectively.

At December 31, 2008 and March 31, 2009, Hitachi and its affiliates held 3,309,146 shares of the Company’s common stock. They have the right to designate one representative to serve on the Company’s board of directors and, as of December 31, 2007, they had a designated representative serving on the board of directors. This representative resigned from the board of directors in January 2008.

ITT Industries, Inc./Eastman Kodak

We entered into agreements with ITT Industries, Inc. (ITT Industries), a stockholder of the Company, for system engineering and development for certain goods and services.

In February 2004, we entered into a contract with Eastman Kodak Company (Kodak) for the development and provision of various imaging components of the WorldView-1 and 2 satellites and associated efforts in conjunction with the NextView Agreement. On August 13, 2004, Kodak sold its Remote Sensing Systems operation, which includes the operations relating to the contract described, to ITT Industries.

Under the various contracts with ITT Industries, including the Kodak agreement, we incurred expenditures of $14.1 million, $13.5 million and $7.0 million for the years ended December 31, 2006, and 2007, and 2008, respectively, and $10.2 million and $0.5 million for the three month periods ended March 31, 2008 and 2009, respectively, which were capitalized as part of the costs of building our satellites. Amounts owed to ITT Industries in accounts payable to related party totaled $3.7 million at December 31, 2007. There were no amounts owed in accounts payable to related party at December 31, 2008 and $0.1 million at March 31, 2009. Amounts owed to ITT Industries in accrued liabilities to related party totaled $3.8 million and $0.1 million at December 31, 2007 and 2008, respectively. There was no accrued liability to related party at March 31, 2009.

At December 31, 2008 and March 31, 2009, ITT held 770,208 shares of the Company’s common stock.

Notes to Consolidated Financial Statements — (Continued)

MacDonald Dettwiler and Associates

Since September 1996, we have had a series of agreements with MDA, a stockholder of the Company, for purchase of various goods, software licenses and engineering and related services.

Under various agreements we have incurred expenditures of $0.6 million, $4.8 million and $11.8 million for the years ended December 31, 2006, 2007 and 2008 respectively and $2.4 million and $0.9 million for the three month periods ended March 31, 2008 and 2009, respectively. Total costs incurred with MDA related to the construction of the direct access facility for Hitachi of $5.0 million, $13.6 million and $14.3 million was recorded as long term deferred contract costs to related parties at December 31, 2007, 2008 and March 31, 2009, respectively. Remaining expenditures have been capitalized in the cost of the satellites. Amounts owed to MDA in accrued liabilities to related party totaled $2.1 million, $1.0 million and $1.0 million at December 31, 2007 and 2008 and March 31, 2009, respectively.

At December 31, 2008 and March 31, 2009, MDA and its affiliates held 27,668 shares of the Company’s common stock.

Morgan Stanley

An affiliate of Morgan Stanley & Co. Incorporated, a stockholder of the Company, has acted as our financial advisor. In 2005, an affiliate of Morgan Stanley & Co. Incorporated served as the Agent for the senior credit facility and received a $5.0 million fee paid by the Company. For accounting purposes, the fee was deferred and is being amortized to interest expense over the life of the senior credit facility.

An affiliate of Morgan Stanley & Co. Incorporated acted as Placement Agent for the Company’s sale of $100.0 million of common stock on December 20, 2006. Additionally, an affiliate of Morgan Stanley & Co. Incorporated purchased 280,000 shares of common stock in the transaction. An affiliate of Morgan Stanley & Co. Incorporated earned a fee of $2.0 million for serving as Placement Agent in the transaction. The placement fee was recorded in other accrued liabilities to related party at December 31, 2006. No amount of the placement fees were owed to an affiliate of Morgan Stanley & Co. Incorporated in accounts payable and/or accrued liabilities to related party at December 31, 2007 and 2008.

The accrued interest on the Second Swap transaction owed to (by) the Company (to) from an affiliate of Morgan Stanley & Co. Incorporated was $0.1 million, $(0.1) million and $(0.9) million at December 31, 2007, 2008 and March 31,2009. The fair value of the Swap transactions at December 31, 2007, 2008 and March 31, 2009, was $(1.4) million, $(1.0) million and $(2.7) million respectively.

At December 31, 2008 and March 31, 2009 Morgan Stanley & Co. Incorporated and its affiliates held 15,968,099 shares of the Company’s common stock. Morgan Stanley & Co. Incorporated currently has two designees serving on the Company’s board of directors.

In February 2008, we issued Senior Subordinated Unsecured Notes (Senior Sub Notes) in the amount of $40.0 million before issuance costs to Morgan Stanley & Co. Incorporated and Post Advisory Group, LLC and their related funds and affiliates. In addition, an affiliate of Morgan Stanley & Co. Incorporated earned fees totaling $0.4 million for the placement of these notes. For accounting purposes, the fee was deferred and is being amortized to interest expense over the life of the senior subordinated unsecured notes.

In April 2008, we made an initial filing of our S-1 registration statement (S-1) with the Securities and Exchange Commission (SEC). In that filing, we named Morgan Stanley & Co. Incorporated as a lead-book-runner manager for our proposed Initial Public Offering (IPO).

In July 2008, the Company entered into an agreement with an affiliate of Morgan Stanley & Co. Incorporated to provide management services for the Company’s employee stock option plans.

In April 2009, Morgan Stanley & Co. Incorporated was the book-running manager for our senior secured note offering.

Notes to Consolidated Financial Statements — (Continued)

Telespazio S.p.A./Eurimage S.p.A.

Telespazio S.p.A. (Telespazio), a stockholder of the Company, is a master reseller of our products and services in Europe. Telespazio earned sales commissions on direct sales by the Company to customers in its region of $0.6 million, $0.5 million and $0.6 million for the years ended December 31, 2006, 2007, and 2008, respectively, $0.1 million and $0.4 million for the three months ended March 31, 2008 and 2009, respectively. Amounts owed to Telespazio in accounts payable to related party totaled $0.2 million, $1.8 million and $0.7 million at December 31, 2007, 2008 and March 31, 2009, respectively.

Telespazio and its reseller and subsidiary, Eurimage S.p.A. (Eurimage), purchased approximately $7.0 million, $6.9 million and $5.6 million of the Company’s products in the years ended December 31, 2006, 2007 and 2008, respectively and $1.4 million and $1.1 million for the three months ended March 31, 2008 and 2009, respectively. Amounts owed to us by Telespazio/Eurimage in accounts receivable from related party totaled $1.4 million, $0.3 million and $0.8 million at December 31, 2007, 2008 and March 31, 2009 respectively.

At December 31, 2008 and March 31 2009, Telespazio and its affiliates held 794,641 shares of the Company’s common stock.

Beach Point Capital Management L.P. (assignee of Post Advisory Group LLC)

In January 2009, Beach Point Capital Management L.P. (“Beach Point Capital”) assumed certain rights and obligations from Post Advisory Group LLC. In connection with that assignment, Beach Point Capital became investment manager of certain funds that hold stock of the Company. In February 2008, we issued Senior Subordinated Unsecured Notes in the amount of $40.0 million before issuance costs to Morgan Stanley & Co. Incorporated and funds and affiliates that are now managed by Beach Point Capital. In addition, Beach Point Capital and their related funds and affiliates, earned fees totaling $0.4 million for the placement of these notes. For accounting purposes, the fee was deferred and is being amortized to interest expense over the life of the senior subordinated unsecured notes.

At December 31, 2008 and March 31, 2009, Post Advisory Group, LLC and their related funds and affiliates held 6,487,923 shares of the Company’s common stock.

NOTE 15:	Material Relationship

National Geospatial-Intelligence Agency (NGA)

The ClearView Agreement, executed in 2002, with NGA originally provided for minimum annual purchase commitments over four years. There is currently no minimum purchase commitment for year five of the agreement. In January 2007, the ClearView Agreement was merged into the NextView Agreement.

Under the NextView Agreement, we initiated the development of the WorldView system in August 2003 and on November 16, 2007 the WorldView-1 Satellite reached its full operational capability. The NextView agreement provided for the advance payment of $266.0 million prior to the FOC of WorldView-1. These advance payments are accounted for as deferred revenue when funds are received. In November 2007, when the WorldView-1 satellite became certified as operational, the advance payments started to be ratably recognized as revenue over the estimated remaining life of the NGA customer relationship, currently assessed to correspond with the life of the WorldView-1 satellite, or 10.5 years.

The NextView agreement originally provided for minimum data purchase commitments from the WorldView-1 satellite. In January 2008, we amended the NextView agreement to modify the purchase arrangement with NGA from area-based ordering to a Service Level Agreement (SLA).

NOTE 16:	Commitments and Contingencies

The Company is obligated under certain non-cancelable operating leases for office space and equipment. We currently lease approximately 168,766 square feet of office and operations space in Longmont, Colorado. This

Notes to Consolidated Financial Statements — (Continued)

space includes our principal executive offices. The rent varies in amounts per year through its expiration date in August 2015. Lease expense for the Longmont location has been recorded straight line over the term of the lease. The Company received approximately $8.5 million of certain rent incentives that we have deferred and are amortizing over the life of the lease. We have $5.2 million, $3.8 million and $3.5 million of net leasehold improvements at December 31, 2007, 2008 and March 31, 2009 respectively, that we are amortizing ratably over the life of the leasehold improvements.

Future minimum lease payments under all non-cancelable operating leases (net of aggregate future minimum non-cancelable sublease rentals) as of December 31, 2008 are summarized below:

	Operating	Other
(in millions)	Leases	Commitments

2009	$3.1	$154.3
2010	2.7	2.6
2011	2.8	2.6
2012	2.9	2.6
2013 and thereafter	6.5	5.2

	$18.0	$167.3
Sublease rentals	(1.2)	—

	$16.8	$167.3

In addition to operating lease commitments, other contractual commitments related to the manufacture and delivery of key components for the Company’s WorldView-2 satellite are included in the table above.

Rent expense net of sublease income approximated $1.8 million, $2.6 million and $2.3 million for the years ended December 31, 2006, 2007 and 2008, respectively.

We enter into agreements in the ordinary course of business with resellers and others. Most of these agreements require us to indemnify the other party against third-party claims alleging that one of our products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require us to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by us, our employees, agents or representatives. In addition, from time to time we have made guarantees regarding the performance of our systems to our customers.

In addition, the majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company evaluates and estimates losses from such indemnification under SFAS No. 5, “Accounting for Contingencies”, as interpreted by FASB Interpretation No. 45. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such indemnification and guarantees in the Company’s financial statements.

In conjunction with the retirement of a former employee during 2007, the Company entered into an arrangement to repurchase up to 40,000 shares of common stock for a total purchase price of up to $0.7 million conditional upon certain events. As of March 31, 2009, the Company has repurchased 20,000 shares for $0.3 million under this arrangement and is no longer required to repurchase any additional shares.

NOTE 17:	Acquisition

In January 2007, the Company acquired GlobeXplorer for a total purchase price of $21.3 million, consisting of $9.4 million in cash consideration, net of cash acquired of $1.4 million, approximately $0.6 million in acquisition costs and 500,000 shares of the Company’s common stock, valued in the aggregate at $11.3 million based on the

Notes to Consolidated Financial Statements — (Continued)

December 2006 sale of common stock. GlobeXplorer is a producer, integrator and provider of geographic data and earth imagery.

In valuing GlobeXplorer for the acquisition, the Company utilized recognized valuation methodologies. We obtained projected financial results from GlobeXplorer, adjusted those projections based on our knowledge of the market and then valued GlobeXplorer with a discounted cash flow model using those projections, an appropriate weighted cost of capital as a discount factor and an appropriate terminal multiple of earnings before interest, taxes, depreciation and amortization (EBITDA). After our initial valuation, we allocated the purchase price by performing a discounted cash flow valuation of GlobeXplorer’s business, the value of customer relationships, the value of the core technology and the value of certain relationships with prior management.

GlobeXplorer’s accounts and results of operations have been included in the consolidated financial statements of the Company since the acquisition date. The purchase price allocation resulted in $9.0 million of identifiable intangible assets, consisting primarily of trademarks, core technology and customer relationships, and $8.7 million of goodwill, after adjusting the additional acquired net assets to fair value. The $21.3 million purchase price was allocated as follows:

(in millions)

Working capital (net of cash)	$2.0
Aerial image library	3.2
Fixed assets	0.6
Deferred revenue	(2.2)
Intangible assets	9.0
Goodwill	8.7

Total allocation of purchase price	$21.3

Intangible assets resulting from the acquisition of GlobeXplorer during 2007 consist of the following:

Customer relationships	$4.3
Core technology	3.1
Trademark/trade name	1.1
Non-compete agreement	0.5

Intangible assets	$9.0

The identifiable intangible assets are being amortized on a straight-line basis over their useful lives, ranging from three to five years, except for customer relationships, which are being amortized using the declining balance method over a five year period. Goodwill represents the excess of the purchase price over the value of identifiable net assets and derives primarily from synergies in the operations of the combined business as well as allowing the Company to enter the web-based imagery distribution business sooner than would otherwise have been possible.

The proforma impact of assuming that the acquisition was effective January 1, 2006 was not material to the Company’s 2006 results of operations.

Notes to Consolidated Financial Statements — (Continued)

NOTE 18:	Quarterly Results from Operations (unaudited)

	2007					2008
	For the Quarters Ended					For the Quarters Ended
(in millions)	Mar 31	Jun 30	Sep 30	Dec 31		Mar 31	Jun 30		Sep 30	Dec 31

Revenue	$30.6	$30.9	$39.4	$50.8	(1)	$68.8	$67.4		$66.8	$72.2

Income before income taxes	4.1	5.6	13.5	14.7		23.5	21.7		23.8	22.9

Income tax benefit (expense)	(0.1)	—	(0.1)	58.1	(2)	(9.4)	(10.1	)(3)	(9.5)	(9.1)

Net income	$4.0	$5.6	$13.4	$72.8		$14.1	$11.6		$14.3	$13.8

Earnings per share — basic	$0.09	$0.13	$0.31	$1.68		$0.32	$0.27		$0.33	$0.32

Earnings per share — fully diluted	$0.09	$0.13	$0.30	$1.65		$0.32	$0.26		$0.32	$0.31

Weighted average common shares outstanding	43,233,264	43,250,400	43,286,516	43,305,802		43,420,260	43,434,781		43,459,653	43,434,251

Weighted average fully diluted shares outstanding	43,999,292	43,985,713	43,988,369	44,052,828		44,162,965	44,189,262		44,346,877	43,979,426

(1)	During 2007, we released our deferred tax valuation allowance of $59.1 million based on determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

(2)	During the fourth quarter of 2007, we released our deferred tax valuation allowance of $59.1 million based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

(3)	In connection with the preparation of our 2007 federal income tax return, we determined that certain adjustments should have been made prior to the release of the valuation allowance that was recorded in the fourth quarter of 2007 of $59.1 million. We noted that the net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million. We determined the adjustment is not material as of or for the years ended December 31, 2007 and 2008. Accordingly, the error was corrected in the second quarter of 2008.

NOTE 19:	Subsequent Events (unaudited)

On April 28, 2009, we issued $341.8 million accreted value of our senior secured notes which were used to repay our senior credit facility and our senior subordinated notes. The senior secured notes mature on May 1, 2014 and are guaranteed by our subsidiaries and secured by nearly all of our assets, including the shares of capital stock of our subsidiaries, the QuickBird and WorldView-1 satellites in operation, and our WorldView-2 satellite, which is under construction. The senior secured notes bear interest at the rate of 10.5% per annum. Interest is payable semi-annually on May 1 and November 1 of each year. The indenture governing the senior secured notes contains a number of restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, grant liens on our assets, sell assets, enter into a new or different line of business, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and enter into sale and leaseback transactions.

As a result of the repayment of the senior subordinated notes, the Company terminated the Third Swap on April 27, 2009 and paid the value of the swap of $1.5 million.

The Company executed a 1-for-5 reverse common stock split which became effective for stockholders on April 28, 2009. All per share data included in these financial statements have been retroactively adjusted for all periods presented to reflect this reverse common stock split.

Notes to Consolidated Financial Statements — (Continued)

NOTE 20:	Valuation and Qualifying Accounts

		Additions
	Balance at	(Reductions)		Balance
	Beginning	Charged to	Write-offs And	at End of
(in millions)	of Period	Operations	Adjustments	Period

Allowance for doubtful accounts
Year Ended:
December 31, 2008	$0.6	$0.4	$(0.1)	$0.9
December 31, 2007	0.4	0.3	(0.1)	0.6
December 31, 2006	0.5	—	(0.1)	0.4
Valuation allowance for deferred tax assets
Year Ended:
December 31, 2008	$—	$—	$—	$—
December 31, 2007	77.5	(73.0)	(4.5)	—
December 31, 2006	93.1	(3.9)	(11.7)	77.5

During 2006, the Company wrote off $27.9 ($9.8 million, net of tax) million of net operating loss carryforwards due to restrictions as to our ability to utilize these credits under Section 382 of the Internal Revenue Tax Code. In addition, we wrote off $1.9 million of Research Tax Credits due to the restriction under Section 383 of the Internal Revenue Tax Code. During 2007, the adoption of FIN No. 48 resulted in a reduction in Research Tax Credits and a corresponding valuation allowance of $4.5 million.

To view a filed copy of our current registration statement, click on the following link:

Form S-1 Amendment No. 6

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